Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

EAGLE U.S. SUB, INC.,

EAGLE U.S. MERGER SUB, INC.,

and

ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.

Dated as of February 15, 2012

i

EXHIBITS

Exhibit A                Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

Exhibit B                Form of Amended and Restated Bylaws of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated February 15, 2012, by and among Eagle U.S. Sub, Inc., a Delaware corporation (“Parent”), Eagle U.S. Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, this Agreement constitutes an agreement of merger, as such term is used in Section 251(b) of the General Corporation Laws of the State of Delaware (the “DGCL”) providing for the merger of Merger Sub with and into the Company with the Company as the survivor (the “Merger,” and together with the other transactions contemplated by this Agreement, the “Transactions”), and upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Common Stock of the Company immediately prior to the Effective Time (a “Share”) not owned directly or indirectly by Parent, Merger Sub or the Company will be converted into the right to receive $10.50 in cash (the “Merger Consideration”), subject to any required withholding of Taxes;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”), on the terms and subject to the conditions set forth herein, has unanimously (i) approved this Agreement, (ii) determined that the Transactions are fair to, advisable and in the best interests of the Company and its stockholders (the “Company Stockholders”) and (iii) determined to recommend that the Company Stockholders adopt this Agreement;

WHEREAS, the board of directors of Merger Sub, on the terms and subject to the conditions set forth herein, has (i) approved this Agreement and (ii) determined that the Transactions are fair to, advisable and in the best interests of its stockholders and the board of directors of Parent has approved this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to (i) make certain representations and warranties, (ii) enter into certain covenants and agreements in connection with the Merger and (iii) prescribe various conditions to the Merger; and

WHEREAS, as an inducement to the Company to enter into this Agreement, concurrently with the execution hereof, Grupo Elektra S.A. de C.V. (“Guarantor”) has executed and delivered a guarantee to the Company.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1.           The Merger.

(a)           Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the applicable Laws of the State of Delaware and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.  The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.”  The Merger shall have the effects set forth in applicable provisions of the DGCL.

(b)           At the Effective Time, subject to Section 6.7(b), (i) the certificate of incorporation of the Company shall be amended and restated in the form set forth in Exhibit A, which shall be, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Laws; and (ii) the Company shall take all requisite action so that the bylaws of the Company are amended and restated in the form set forth in Exhibit B, which shall be, from and after the Effective Time, the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Corporation, or by applicable Laws.

Section 1.2.           Effective Time.  Subject to the provisions of this Agreement, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed on the Closing Date (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to give effect to the Merger as contemplated hereby.  The Merger shall become effective at the time such Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the Parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.3.           Closing.  Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) will take place at 11:00 a.m., local time, on a date to be specified by the Parties to be no later than the third (3rd) Business Day after satisfaction or waiver (to the extent permitted by applicable Laws) of the last to be satisfied of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York unless another date or place is agreed to in writing by the Parties.  The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 1.4.           Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

ARTICLE II

CONVERSION OF SECURITIES BY MERGER

Section 2.1.           Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Company or holders of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)           Merger Sub Common Stock.  Each issued and outstanding share of Merger Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock.  All Shares that are owned by the Company as treasury stock and any Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           Conversion of Common Stock.  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) shall be converted automatically into and thereafter represent solely the right to receive the Merger Consideration, payable to the holder thereof in cash, without interest.  From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d)           Adjustment of Merger Consideration.  The Merger Consideration shall be adjusted equitably to reflect any change between the date hereof and the Effective Time in the number of Shares outstanding by reason of any stock dividend or other distribution, stock split, reverse stock split, recapitalization, reclassification, combination, exchange or readjustment of shares, or the like or any other change in the corporate or capital structure with a record date during such period (excluding, for the avoidance of doubt, with respect to any such action permitted under Section 5.1).  Nothing in this Section 2.1(d) shall be construed to require or permit the Company to take any action that is otherwise prohibited or restricted, or prohibit the Company from taking any action that is otherwise permitted by any other provision of this Agreement.

Section 2.2.           Exchange of Certificates.

(a)           Paying Agent.  Parent shall, or shall cause Merger Sub to (i) designate a bank or trust company reasonably acceptable to the Company to act as agent for the Company Stockholders in connection with the Merger (the “Paying Agent”) and to receive the funds to which the Company Stockholders shall become entitled pursuant to Section 2.1 and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Merger Consideration other than funds to be paid with respect to Company Stock Rights pursuant to Section 2.4 in accordance with this Article II.  At the Closing, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration for the benefit of the Company Stockholders whose Shares will be converted at the Effective Time into the right to receive the Merger Consideration.  Such funds shall be invested by the Paying Agent as directed by Parent, pending payment thereof by the Paying Agent to the Company Stockholders; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements, or banker’s acceptances of commercial banks with Tier 1 capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available).  To the extent such fund diminishes for any reason below the level required to make payment of the aggregate Merger Consideration, Parent and the Surviving Corporation shall replace or restore the lost portion of such fund so as to ensure that it is sufficient to make such payment at the time such payment is required to be made pursuant to Section 2.2(b).  Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of the Company Stockholders.

(b)           Exchange Procedures.  As soon as reasonably practicable after the Effective Time and in any event by no later than five (5) Business Days after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) other than with respect to Company Stock Rights held by employees and whose Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as are reasonably acceptable to the Company) and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed and any other documents reasonably required by the Paying Agent (or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement; it being understood that any references herein to “Certificates” shall be deemed to include references to book-entry account statements relating to the ownership of Shares), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, which Merger Consideration, less any amounts required to be withheld under applicable Laws, shall be paid or mailed as promptly as reasonably practicable after the Paying Agent’s receipt of such documents, and the Certificate so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, then it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not required to be paid.  Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash, less any amounts required to be withheld under applicable Laws, as contemplated by Section 2.1 and this Section 2.2, without interest thereon.

(c)           Transfer Books; No Further Ownership Rights in Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company, other than transfers that occurred before the Effective Time.  From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Laws.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d)           Termination of Fund; No Liability.  At any time following six (6) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws, as general creditors thereof) for the Merger Consideration, without any interest thereon.  Notwithstanding the foregoing, none of Parent, Merger Sub, the Company or the Surviving Corporation, the Paying Agent, nor any employee, officer, director, agent or Affiliate thereof, shall be liable to any holder of a Certificate for Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(e)           Withholding Rights.  Parent, Merger Sub, the Surviving Corporation, and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant Merger Consideration or Option Consideration as the case may be, otherwise payable pursuant to this Agreement to any holder of Shares such amounts that Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, the Treasury Regulations or any provision of applicable state, local or foreign law.  To the extent that amounts are so withheld, such amounts shall be (i) paid to the applicable tax authorities when due and (ii) treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

(f)            Lost, Stolen or Destroyed Certificates.  In the case of any Certificate claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 2.3.           Dissenting Shares.

(a)           Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Dissenters Provisions”) shall not be converted into the right to receive Merger Consideration as provided in Section 2.1(c) but shall be cancelled and cease to exist and the holder or holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the Dissenters Provisions; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw, or lose the right to an appraisal of such holder’s Shares under the Dissenters Provisions, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted into the right to receive the Merger Consideration, less any amounts required to be withheld under applicable Laws, as of the Effective Time as provided in Section 2.1(c).

(b)           The Company shall give prompt notice to Parent of any demands received by the Company for appraisal rights in respect of any Shares, any withdrawals of such demands and any other instrument served on the Company under the DGCL. It is agreed that Parent, after consulting with the Company and considering the Company’s views in good faith, shall make all decisions, lead all discussions, negotiations and other proceedings, and coordinate all activities, any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought in connection with such demands, withdrawals or instruments, including determining the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, administrative or judicial actions or proceedings in connection with any of the foregoing. At Parent’s request, the Company agrees to take all actions Parent reasonably deems prudent and to otherwise assist Parent in connection with such demands, withdrawals or instruments. The Company shall not, without the prior written consent of Parent, make or offer to make any payment with respect to, or settle or compromise, or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

Section 2.4.           Treatment of Options and Restricted Stock.

(a)           Subject to Section 2.4(e), immediately prior to the Effective Time, each option to purchase Shares issued by the Company under the Company Stock Plan or otherwise then outstanding, other than the 2012 Double Trigger Company Options (each, a “Single Trigger Company Option” and together with the 2012 Double Trigger Company Options, the “Company Options”) shall, to the extent not then vested, become or otherwise be deemed fully vested effective immediately prior to the Effective Time.  At the Effective Time, each Single Trigger Company Option (including those Single Trigger Company Options with respect to which the accelerated vesting described in the preceding sentence applies) shall be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of the Single Trigger Company Option by (ii) the number of Shares subject to such Single Trigger Company Option (the “Single Trigger Option Consideration,” and together with the 2012 Double Trigger Option Consideration, the “Option Consideration”), less any amounts required to be withheld under applicable Laws, which amounts shall be paid at the time specified in Section 2.4(f).    For the avoidance of doubt, in the event that the product obtained by such calculation with respect to a Single Trigger Company Option is zero or a negative number, then such Single Trigger Company Option shall, immediately prior to the Effective Time, be cancelled for no consideration.

(b)           At the Effective Time, each option to purchase Shares issued by the Company during 2012 under the Company Stock Plan to employees other than the Named Executive Officers (each, a “2012 Double Trigger Company Option”) that remains issued and outstanding shall be cancelled and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of the 2012 Double Trigger Company Option by (ii) the number of Shares subject to such 2012 Double Trigger Company Option (the “2012 Double Trigger Option Consideration”), less any amounts required to be withheld under applicable Laws, which amounts shall be paid at the time specified in Section 2.4(f); provided, that to the extent that all or a portion of such 2012 Double Trigger Company Option is not vested and exercisable as of immediately prior to the Effective Time, then no amount shall be payable in respect of such unvested portion of such 2012 Double Trigger Company Option unless and until such unvested portion vests in accordance with the terms of the applicable 2012 Double Trigger Company Option award agreement, which agreement shall provide for accelerated vesting upon “Involuntary Termination” (as defined in Section 2.4(b) of the Company Disclosure Schedule) of such employee’s employment by the Company or a Company Subsidiary.  For the avoidance of doubt, in the event that the product obtained by such calculation with respect to a 2012 Double Trigger Company Option is zero or a negative number, then such 2012 Double Trigger Company Option shall, immediately prior to the Effective Time, be cancelled for no consideration.

(c)           Subject to Section 2.4(e), immediately prior to the Effective Time, each Share then outstanding and subject to restrictions on transfer or forfeiture issued by the Company under the Company Stock Plan or otherwise, including those Shares subject to performance-based conditions, other than the 2012 Double Trigger Restricted Stock (“Single Trigger Restricted Stock” and together with the 2012 Double Trigger Restricted Stock, “Restricted Stock”) shall become or otherwise be deemed fully vested effective immediately prior to the Effective Time, and all dividend payments with respect to such Single Trigger Restricted Stock held in escrow pending vesting of such Single Trigger Restricted Stock (the aggregate amount of which as of the date hereof is set forth on Section 2.4(c) of the Company Disclosure Schedule) shall be released and paid to the holders of such Single Trigger Restricted Stock, less any amounts required to be withheld under applicable Laws.  At the Effective Time, each vested, issued and outstanding Share of Single Trigger Restricted Stock shall be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c) hereof, less any amounts required to be withheld under applicable Laws.  All amounts payable under this Section 2.4(c) shall be paid at the time specified in Section 2.4(f).

(d)           At the Effective Time, each then outstanding Share subject to restrictions on transfer or forfeiture issued by the Company during 2012 under the Company Stock Plan to employees other than the Named Executive Officers, including those Shares subject to performance-based conditions (“2012 Double Trigger Restricted Stock”), shall to the extent not then vested be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c) hereof, less any amounts required to be withheld under applicable Laws, subject to the same conditions on vesting as applied to such Share of 2012 Double Trigger Restricted Stock immediately prior the Effective Time, without any crediting of interest for the period from the Effective Time until vesting, which amounts shall be paid at the time specified in Section 2.4(f); provided, that no amount shall be payable in respect of such 2012 Double Trigger Restricted Stock unless and until it vests in accordance with the terms of the applicable 2012 Double Trigger Restricted Stock award agreement, which agreement shall provide for accelerated vesting upon “Involuntary Termination” (as defined in Section 2.4(b) of the Company Disclosure Schedule) of such employee’s employment by the Company or a Company Subsidiary.  All dividend payments with respect to such 2012 Double Trigger Restricted Stock shall, to the extent held in escrow pending vesting of such 2012 Double Trigger Restricted Stock, be released and paid to the holder of such 2012 Double Trigger Restricted Stock in accordance with the terms of the applicable 2012 Double Trigger Restricted Stock award agreement, less any amounts required to be withheld under applicable Laws, which amounts shall be paid at the time specified in Section 2.4(f).

(e)           The treatment of the Single Trigger Company Options and Single Trigger Restricted Stock as set forth in Section 2.4(a) and Section 2.4(c), respectively, for each employee holder of a then unvested Single Trigger Company Option or then unvested Single Trigger Restricted Stock is conditioned upon such holder executing on or prior to the Effective Time the Company’s current form Protective Covenant Agreement set forth on Section 2.4(e) of the Company Disclosure Schedule.  If the holder of any then unvested Single Trigger Company Options or then unvested Single Trigger Restricted Stock does not execute such a Protective Covenant Agreement prior to the Effective Time, then such Single Trigger Company Options or Single Trigger Restricted Stock shall be treated in the same manner as the 2012 Double Trigger Company Options or 2012 Double Trigger Restricted Stock, respectively, in accordance with Section 2.4(b) or Section 2.4(d), as applicable.

(f)            The Surviving Corporation shall pay, in accordance with its regular payroll practices, to the holders of Single Trigger Company Options the Single Trigger Option Consideration, without interest and less any amounts required to be withheld under applicable Laws, as soon as reasonably practicable after the Effective Time, but in any event not later than the first regular payroll that occurs not earlier than five (5) Business Days following the Effective Time.  The Surviving Corporation shall pay, in accordance with its regular payroll practices, to the holders of 2012 Double Trigger Company Options, the 2012 Double Trigger Option Consideration, without interest and less any amounts required to be withheld under applicable Laws, (i) if such 2012 Double Trigger Company Options (or portions thereof) are vested as of or before the Effective Time, as soon as reasonably practicable after the Effective Time, but in any event not later than the first regular payroll that occurs not earlier than five (5) Business Days following the Effective Time and (ii) if such 2012 Double Trigger Company Options (or portions thereof) become vested on a date following the date on which the Effective Time occurs, as soon as reasonably practicable after the vesting thereof, but in any event not later than the first regular payroll that occurs not earlier than five (5) Business Days following the date of such vesting.  The Surviving Corporation shall pay, in accordance with its regular payroll practices, to the holders of Single Trigger Restricted Stock, the Merger Consideration (and related dividend payments held in escrow as described in Section 2.4(c)), without interest and less any amounts required to be withheld under applicable Laws, as soon as reasonably practicable after the Effective Time, but in any event not later than the first regular payroll that occurs not earlier than five (5) Business Days following the Effective Time.  The Surviving Corporation shall pay, in accordance with its regular payroll practices, to the holders of 2012 Double Trigger Restricted Stock, the Merger Consideration (and related dividend payments held in escrow as described in Section 2.4(d)), without interest and less any amounts required to be withheld under applicable Laws, if such 2012 Double Trigger Restricted Stock vests on a date following the date on which the Effective Time occurs, as soon as reasonably practicable after the vesting thereof, but in any event not later than the first regular payroll that occurs not earlier than five (5) Business Days following the date of such vesting.

(g)           As soon as practicable following the execution of this Agreement, the Company shall provide written notice to each holder of Company Options and Restricted Stock describing the treatment of such Company Options and Restricted Stock pursuant to this Section 2.4, and shall provide a draft form of such notice to Parent for review and provide Parent a reasonable opportunity to provide comments on such notice.

(h)           Prior to the Effective time, the Company shall take all actions reasonably necessary and appropriate, including amending or interpreting any Company Stock Plan or award thereunder or obtaining consents, if necessary, from the holders of Company Options or Restricted Stock, to reflect and give effect to the transactions contemplated by this Section 2.4, including the acceleration of vesting of the Single Trigger Company Options and Single Trigger Restricted Stock and the cancellation and conversion of all Company Options and Restricted Stock, subject to and effective on and as of the Effective Time.  The Company has the power and authority to effect the treatment of Company Stock Rights set forth in this Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Qualifying SEC Documents (excluding any information contained in the “Risk Factors” sections of such Qualifying SEC Documents and any disclosure of risks included in any “forward-looking statements” disclaimer) or (ii) as set forth on the corresponding section of the Company’s disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1.           Organization.

(a)           Each of the Company and the Company Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and corporate authority to carry on its business as now being conducted.  Each of the Company and the Company Subsidiaries is duly qualified to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except for those jurisdictions where the failure to be so qualified or to be in good standing has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is in compliance in all respects with the terms of the Company Governing Documents, each Company Subsidiary is in compliance in all respects with the terms of its respective certificate of incorporation and bylaws (or the equivalent organizational documents), and the Company has made available to Parent correct and complete copies of all such documents at least two (2) days prior to the date hereof.

(b)           Section 3.1(b) of the Company Disclosure Schedule lists, as of the date hereof, each Company Subsidiary (including its state of incorporation or formation).  All of the outstanding capital stock of, or other equity interests in, each Company Subsidiary is, directly or indirectly, owned by the Company and Section 3.1(b) of the Company Disclosure Schedule shows the current ownership structure of each Company Subsidiary.  All the issued and outstanding shares of capital stock of, or other equity interests in, each such Company Subsidiary owned by the Company, to the extent applicable, have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or similar interests.  The Company does not own, directly or indirectly, as of the date hereof, any capital stock of, or other voting securities or equity or similar interests in, any corporation, partnership, joint venture, association, limited liability company or other entity or Person.

Section 3.2.           Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 250,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”) and (ii) 25,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”).  As of February 15, 2012, (i) 62,769,200 shares of Common Stock were issued and outstanding (of which 1,211,107 shares were Restricted Stock), (ii) no shares of Preferred Stock were issued and outstanding, (iii) 34,402,568 shares of Common Stock were issued and held in the treasury of the Company or otherwise owned by the Company, and (iv) an aggregate of 1,439,839 shares of Common Stock were subject to and reserved for issuance upon exercise of outstanding Company Options.  All of the outstanding shares of the Company’s capital stock are, and all Shares which may be issued pursuant to the exercise or vesting of outstanding Company Stock Rights will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and are not, or upon issuance will not be, subject to any pre-emptive rights.  Neither the Company nor any Company Subsidiary has any outstanding Indebtedness, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  Except for Company Stock Rights described in this Section 3.2(a), there are no (x) options, warrants, calls, pre-emptive rights, subscriptions, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other Company Agreements or other rights, agreements, arrangements or commitments of any kind, including any stockholder rights plan, relating to, or the value of which is determined in reference to, (A) the issued or unissued capital stock of the Company or any Company Subsidiary, or (B) obligating the Company or any Company Subsidiary to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock or other equity interest in, the Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment (collectively, “Equity Interests”) or (y) outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary or any Affiliate of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Company Subsidiary.  No Company Subsidiary owns any Shares.

(b)           As of February 15, 2012, the Company had outstanding Company Options to purchase 1,439,839 shares of Common Stock, and 1,211,107 shares of Restricted Stock granted under the Company Stock Plan and 1,244,676 shares of Common Stock remain reserved for issuance under the Company Stock Plan (other than shares subject to outstanding Company Stock Rights).  All of the Company Stock Rights have been granted to eligible officers, employees, consultants or directors of the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice pursuant to the Company Stock Plan, and, in each case, convertible into Common Stock at fair market value at the time of such grant.  Section 3.2(b) of the Company Disclosure Schedule sets forth a listing of all outstanding Company Stock Rights as of February 15, 2012 and (i) the date of their grant and the portion thereof that is vested as of February 15, 2012 and, if applicable, the exercise price therefor, (ii) the date upon which each Company Stock Right would normally be expected to expire absent termination of employment or other acceleration, and (iii) whether or not such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(c)           There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the Company’s Common Stock or any capital stock of, or other equity interest of the Company or any of the Company Subsidiaries.

(d)           As of February 12, 2012, the only outstanding Indebtedness of the Company and the Company Subsidiaries is in the amounts and of the types set forth on Section 3.2(d) of the Company Disclosure Schedule.

Section 3.3.           Authorization; Validity of Agreement; Company Action.  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger (subject to the receipt of the

Company Stockholder Approval).  The execution, delivery, and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board of Directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, except for, in the case of the Merger, the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to the Enforceability Limitations.

Section 3.4.           Company Approvals.  The Company Board of Directors, by resolutions duly and unanimously adopted at a meeting duly called and held (a) determined that this Agreement, the Merger and other Transactions are advisable, fair to and in the best interests of the Company and the Company Stockholders, (b) duly and validly approved the taking of all corporate action required to be taken by the Company Board of Directors to authorize the execution of this Agreement and consummation of the Merger and the other Transactions,  including (assuming the accuracy of the representations in Section 4.10) to render Section 203 of the DGCL inapplicable to the execution and delivery of this Agreement and the Transactions, (c) resolved to recommend that the Company Stockholders approve the Merger and adopt this Agreement (the actions in this clause (c), the “Company Recommendation”), (d) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company Stockholders and (e) duly and validly approved the irrevocable election, to the extent permitted by applicable Laws, not to be subject to any so-called “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover laws.  No further corporate action is required by the Company in order for the Company to approve this Agreement or the Merger, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Company Stockholder Approval, which is the only Company Stockholder vote that is required for adoption of this Agreement and the consummation of the Merger by the Company.  As of the date hereof, the Company Board of Directors has not rescinded, modified or withdrawn such resolutions, including the Company Recommendation, in any way.

Section 3.5.           Consents and Approvals; No Violations.  None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the organizational documents of any Company Subsidiary, (b) require any filing by the Company or any Company Subsidiary with, or the permit, license, authorization, consent or approval of, any Governmental Authority (except for (i) compliance with applicable requirements of the Exchange Act, or state securities, takeover and “blue sky” laws, (ii) compliance with applicable rules and requirements of the NYSE, (iii) filings as may be required under the DGCL in connection with the Merger, (iv) Permits as may be required (1) under the HSR Act and (2) with respect to the Operating Permits from the Governmental Authorities as set forth on Section 3.5 of the Company Disclosure Schedule (collectively, the “Company Governmental Filings”), (v) provided that such disclosure is otherwise consistent with the terms of this Agreement, the filing with the SEC and NYSE of (1) a Proxy Statement in respect of the Company Stockholder Approval and (2) such other reports under applicable provisions of the Exchange Act and the rules of the NYSE as may be required in connection with this Agreement and the Merger, or (vi) any such filing, permit, license, authorization, consent or approval, the failure of which to make or obtain has not had, or would not reasonably be expected to have, individually or in the aggregate, a negative material economic impact on the Company and the Company Subsidiaries), (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, acceleration, cancellation or acceleration) under, any of the terms, conditions or provisions of any Company Material Contract, (d) assuming compliance with the matters referred to in the foregoing clause (b), violate any Order or Laws applicable to the Company, any Company Subsidiary or any of their respective properties or assets or (e) result in the creation of any Lien other than a Permitted Lien in or upon any of the properties or other assets of the Company or any of the Company Subsidiaries, including any Company Material Contract, except in the case of clauses (d) and (e), any such modification, violation, breach, default, Lien, or other occurrence or matter that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6.           Company SEC Documents and Financial Statements.

(a)           The Company has filed with the SEC all forms, reports, schedules, statements and other documents required by it to be filed under the Exchange Act and Securities Act (such documents and any other documents filed by the Company and each Company Subsidiary with the SEC at least three (3) Business Days prior to the date of this Agreement, as have been amended since the time of their filing, collectively, the “Company SEC Documents”), since January 1, 2009.  As of their respective dates, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, SOXA, and the applicable rules and regulations of the SEC thereunder.  None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC.  As of the date hereof, the Company does not have any unresolved comments from the SEC with respect to the Company SEC Documents.  Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Documents (collectively, together with all notes and schedules thereto, the “Financial Statements”), was prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be indicated in the notes thereto and subject, in the case of unaudited consolidated interim financial statements, to normal year-end audit adjustments that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, and the absence of notes not required by GAAP) and applicable SEC rules and regulations, and fairly present in all material respects the consolidated financial position and the consolidated results of operations, statements of income, stockholders’ equity, and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (subject, in the case of unaudited consolidated interim Financial Statements, to normal year-end adjustments that are not, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole).

(b)           None of the Financial Statements (including the related notes) included in the Company SEC Documents contain any error, misstatement or omission requiring adjustment or restatement and the Company has no current intention to restate any of its Financial Statements (including the related notes) included in the Company SEC Documents.

(c)           There are no off-balance sheet structures or transactions with respect to the Company or any of its Subsidiaries that would be required to be reported or set forth in the Company SEC Documents that are not so reported or set forth.

(d)           (i) PricewaterhouseCoopers LLP has not resigned or been dismissed as the independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and the Company has not had any dispute with PricewaterhouseCoopers LLP regarding accounting matters or policies during any of its past three (3) full fiscal years or during the current fiscal year that is currently outstanding or that has resulted in any adjustment to or restatement of the financial statements of the Company, (ii) no executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of SOXA with respect to the Company SEC Documents and (iii) to the Knowledge of the Company, no enforcement action has been initiated or threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

(e)           The Company is in compliance in all material respects with all applicable NYSE Rules.

Section 3.7.           Internal Controls.

(a)           The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting including that (a) transactions are executed in accordance with Company management’s general or specific authorizations; (b) access to assets is permitted only in accordance with Company management’s general or specific authorizations; and (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  To the Knowledge of the Company, there is no fraud, whether or not material, that involves any of the senior financial officers of the Company in relation to the Company or any Company Subsidiary.  Since January 1, 2010 to the date hereof, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting except as disclosed in the Company SEC Documents filed prior to the date hereof.  Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the SOXA.

(b)           Since January 1, 2009, none of the Company, any officer of the Company, the independent accountants of the Company, the Company Board of Directors or the audit committee of the Company Board of Directors has received any oral or written notification of any (i) “significant deficiency” in the Company’s internal controls over financial reporting, (ii) “material weakness” in the Company’s internal controls over financial reporting or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.  There is no outstanding “significant deficiency” or “material weakness” which the Company’s independent accountants certify has not been appropriately and adequately remedied by the Company.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date hereof.

(c)           The books and records of the Company and the Company Subsidiaries have been and are being maintained in accordance with GAAP and all other applicable legal and accounting requirements in all material respects.

Section 3.8.           Absence of Certain Changes.

(a)           Except in connection with the execution and delivery of this Agreement and the consummation of the Transactions, since December 31, 2010 (the “Balance Sheet Date”) to the date hereof, the Company has conducted its business in all material respects in the ordinary course of business consistent with past practice.  Since the Balance Sheet Date to the date hereof, there has not been a Company Material Adverse Effect. Since the Balance Sheet Date, none of the Company nor any Company Subsidiary has taken any action which, if taken after the date hereof, would be prohibited by clauses (a), (b), (c) or (s) of Section 5.1. Since September 30, 2011, none of the Company nor any Company Subsidiary has taken any action which would be prohibited by clauses (f), (g), (h) (with respect to the registered Company Intellectual Property described under clause (b) of the definition of Intellectual Property), (j)(solely with respect to Key Employees for sub-clauses (i) — (iii) of clause (j)) or (q)  of Section 5.1.

(b)           Since the Balance Sheet Date, the Company has not: (i) paid, or made any accrual or arrangement for payment of, any severance or termination pay to, or entered into any employment or loan or loan guarantee agreement with, any current or former officer, or director, or employee or consultant (other than in the ordinary course of business consistent with past practice); (ii) paid, or made any accrual or arrangement for payment of, any increase in compensation, bonuses or special compensation of any kind to any employee other than in the ordinary course of business consistent with past practice, or paid, or made any accrual or arrangement for payment of, any increase in compensation, bonuses or special compensation of any kind to any officer or director of the Company; (iii) modified any Benefit Plans in any material respect affecting any employee of the Company otherwise than to conform to applicable Laws; (iv) accelerated the payment, right to payment or vesting of any compensation or benefits other than in the ordinary course of business consistent with past practice; (v) granted any options, restricted stock or other equity-based incentive compensation other than in the ordinary course of business consistent with past practice; or (vi) taken any action other than in the ordinary course to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan.

Section 3.9.                                   No Undisclosed Liabilities.  Except (a) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice that would not have a Material Adverse Effect, (b) liabilities or obligations disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2010 and the footnotes to such balance sheet set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (c) liabilities and obligations disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2011 set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011, and (d) for liabilities and obligations incurred under this Agreement or in connection with the Transactions, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature whether accrued, contingent, absolute, inchoate or otherwise, that would be required by GAAP to be recognized or disclosed on a consolidated balance sheet of the Company or any Company Subsidiary or in the notes thereto.

Section 3.10.                             Litigation.  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) there are no Legal Proceedings pending against (or, to the Knowledge of the Company, threatened against or naming as a party thereto) the Company or any Company Subsidiary (or any of their respective rights or properties) or any executive officer or director of the Company or any Company Subsidiary (in their capacity as such) and (b) none of the Company or any Company Subsidiary is subject to any outstanding order, writ, injunction, decree, agreement (other than Permits) or arbitration ruling, judgment, award or other finding (each, an “Order”) that restricts the way in which the Company and the Company Subsidiaries conduct their business that imposes restrictions on the Company or any Company Subsidiary that would have more than a de minimis economic impact on the Company or any Company Subsidiary or that requires future payment of an amount in excess of one million dollars ($1,000,000) (each, a “Company Material Order”). Section 3.10 of the Company Disclosure Schedule sets forth each (i) active litigation before, and material examination or audit by a Governmental Authority pending against (or, to the Knowledge of the Company, threatened against or naming as a party thereto) the Company or any Company Subsidiary (or any of their respective rights or properties) or any executive officer or director of the Company or any Company Subsidiary (in their capacity as such), in each case, in which the amount claimed, imposed or in dispute is, individually or in the aggregate, in excess of $250,000 or in which any injunctive relief against the Company or any Company Subsidiary is sought that would have more than a de minimis economic impact on the Company or any Company Subsidiary and (ii) Company Material Order.

Section 3.11.                             Employee Benefit Plans; ERISA.

(a)                                  Section 3.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all employee benefit plans, programs, policies, practices, agreements or arrangements, including pension, retirement, profit sharing, savings, deferred compensation, stock option, employment, change in control, retention, salary continuation, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, sick leave, disability, death benefit, bonus, commission or other incentive plans, medical, vision, dental or other health plans, life insurance plans, Code Section 125 “cafeteria” or “flexible” benefit, employee loan or loan guarantees, educational assistance and all other employee benefit plans or fringe benefit plans, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, insured or self-insured, maintained by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary contributed or is obligated to contribute thereunder, or with respect to which the Company or any Company Subsidiary has or may have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors, officers or consultants of the Company or any Company Subsidiary or their dependents (collectively, the “Benefit Plans”).

(b)                                 All Benefit Plans that are intended to qualify under Code Section 401(a) and any trust agreement that is intended to be tax exempt under Code Section 501(a) have been determined by the Internal Revenue Service (the “IRS”) to be qualified under Code Section 401(a) and exempt from taxation under Code Section 501(a) (or there remains a period of time under the applicable remedial amendment period with respect to such a Benefit Plan to request such a determination), and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification of any such plan or that could give rise to a Tax under Code Section 511 or result in payment or assessment against the Company of a material excise tax.  Each Benefit Plan, the Company and the Company Subsidiaries have complied in all material respects with the applicable requirements of ERISA, the Code, applicable state or federal securities laws, and all other applicable Laws, and its terms.  With respect to any Benefit Plan, (i) no litigation, suit, claim, proceeding, investigation, audit or lien has been commenced or, to the Knowledge of the Company, threatened (other than routine claims for benefits in the normal course), (ii) there are no governmental audits, investigations or other administrative proceedings pending or, to the Knowledge of the Company, threatened, (iii) there are not any facts that would reasonably be expected to give rise to any material liability in the event of any governmental audit, investigation, or other administrative proceeding, (iv) all material payments due from the Company or any Company Subsidiary have been timely made or have been properly accrued as liabilities of the Company and properly reflected in the Financial Statements of the Company to the extent accrued prior to the date thereof in accordance with the terms of the Benefit Plan and applicable Laws, (v) no filing, application or other matter is pending with the IRS, the PBGC, the United States Department of Labor (the “DOL”) or any other Governmental Authority, and (vi) there are no outstanding material liabilities for Taxes, penalties or fees.  No non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code with respect to any Benefit Plan and no “fiduciary” (as defined in ERISA Section 3(21)) has committed any breach of duty that could subject the Company, any of its respective ERISA Affiliates, or any director, officer or employee thereof to liability under Title I of ERISA or to Tax under Code Section 4975.

(c)                                  The Company and its ERISA Affiliates do not, and have not, within six (6) years prior to the date hereof, (i) sponsored or contributed to a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j)); (ii) had

an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a Multiemployer Plan; (iii) sponsored or contributed to a Benefit Plan that is a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)); or (iv) had any liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan, either directly or through any ERISA Affiliate. The Company and its ERISA Affiliates do not have any liability with respect to any plan, program or arrangement that provides for post-retirement or other post-employment medical or life insurance benefits (other than health care continuation coverage as required by applicable Laws).  The Company and each ERISA Affiliate has complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder.

(d)                                 Each Benefit Plan that is an employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to former employees) without material liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Company or any Company Subsidiary at any time.

(e)                                  Except as may be required by applicable Laws, or as contemplated under this Agreement, neither the Company nor any Company Subsidiary has any plan or commitment to create any additional Benefit Plans.

(f)                                    Other than with respect to the Change of Control Agreements, neither the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval, nor the consummation of the Merger or the other Transactions will cause or result in (either alone or in combination with another event): (i) any payment, compensation or benefit becoming due, or any increase in the amount of any payment, compensation or benefit due, to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary, (ii) the acceleration of the time of payment or vesting or in any funding (through a grantor trust or otherwise) of compensation or benefits to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary, (iii) any material obligation pursuant to any of the Benefit Plans, (iv) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (v) any limitation or restriction on the right of Parent or the Company to merge, amend or terminate any of the Benefit Plans or (vi) the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Code Section 280G(b)(1).  No “disqualified individual” (within the meaning of Code Section 280G(c)) is entitled to receive any additional payment from the Company or any other Person in the event that the excise Tax required by Code Section 4999(a) is imposed on such “disqualified individual.”

(g)                                 Correct and complete copies have been delivered or made available to Parent by the Company of (A) all Benefit Plans (including all amendments and material attachments thereto), (B) written summaries of any Benefit Plan not in writing and all related trust documents, (C) all material insurance contracts or other funding arrangements to the degree applicable, (D) the two (2) most recent annual information filings (Form 5500) (and associated annual financial reports for those Benefit Plans, where required) and the summary plan description for each Benefit Plan required to file such description, (E) the most recent determination letter from the IRS (where applicable), and (F) all documents and correspondence received from or provided to the DOL, IRS or PBGC during the past two years.

(h)                                 There is no Controlled Group Liability that is a liability of the Company or any Company Subsidiary, and no event has occurred, and to the Knowledge of the Company, no condition exists that could reasonably be expected to result in any Controlled Group Liability being imposed on Parent, the Company or any of their ERISA Affiliates.

(i)                                     Other than with respect to the Change of Control Agreements, there is no contract, plan or arrangement covering any Person that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by Parent, the Company or any Company Subsidiary by reason of Section 162(m) of the Code.

(j)                                     Each Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and applicable regulations) for any service provider to the Company or its ERISA Affiliates complies, and has been in compliance in form and operation, with the requirements of Code Section 409A and the regulations promulgated thereunder, and no payment under any such Benefit Plan would subject any Person to Tax pursuant to Code Section 409A and applicable regulations.

(k)                                  With respect to each Benefit Plan maintained outside the jurisdiction of the United States, including any such plan required to be maintained or contributed to by applicable law, custom or rule of the relevant jurisdiction (“Foreign Plan”): (i) all employer and employee contributions to each Foreign Plan required by law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 3.12.                             Taxes.

(a)                                  Each of the Company and the Company Subsidiaries has (i) prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it, and all such filed Tax Returns are complete and accurate in all material respects and (ii) timely paid all material Taxes that are required to be paid by it (whether or not shown as due on any Tax Return);

(b)                                 no audit or other proceeding before any Governmental Authority with respect to any Taxes of the Company or any of the Company Subsidiaries is pending or threatened in writing and no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that the Company or any of the Company Subsidiaries is or may be subject to Tax in that jurisdiction;

(c)                                  as of the date hereof, no deficiency with respect to Taxes has been proposed, asserted or assessed, in each case in writing, against the Company or any of the Company Subsidiaries;

(d)                                 there is no outstanding request for extension of time for the Company or any Company Subsidiary to pay any income Taxes or any other material Taxes, or file any income Tax Returns or any other material Tax Returns, and there are no requests for rulings or determinations in respect of any material Taxes pending before any Governmental Authority;

(e)                                  the Company and each of the Company Subsidiaries has withheld and timely paid all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party and is in compliance in all material respects with all applicable Laws regarding the solicitation, collection and maintenance of any forms, certifications and other information required in connection therewith;

(f)                                    neither the Company nor any of the Company Subsidiaries has any material liability as a result of being a party to any Tax sharing, Tax indemnity or other agreement or arrangement relating to Taxes (other than an agreement or arrangement solely among members of an affiliated, consolidated or unitary group the common parent of which is the Company or which includes only the Company Subsidiaries);

(g)                                 neither the Company nor any of the Company Subsidiaries has any liability for Taxes as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or foreign Law (other than a group the common parent of which is the Company or which includes only the Company Subsidiaries), or has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, or otherwise;

(h)                                 there are no Liens for any Taxes upon the assets of the Company or any of the Company Subsidiaries, other than Permitted Liens;

(i)                                     there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or for the period for the collection, assessment or reassessment of, Taxes due from the Company or any of the Company Subsidiaries for any taxable period, and no requests for any such waivers are pending;

(j)                                     the Company has delivered or made available to Merger Sub or Parent complete and accurate copies of all material Tax Returns relating to any taxable year commencing on or after December 31, 2008;

(k)                                  neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions;

(l)                                     any adjustment of Taxes of the Company or any of the Company Subsidiaries made by the IRS, which adjustment is required to be reported to the appropriate state, local, or foreign taxing authorities, has been so reported;

(m)                               neither the Company nor any of the Company Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Tax law, and neither the Company nor any of the Company Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other taxing authority; and

(n)                                 neither the Company nor any of the Company Subsidiaries has participated in any reportable transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 3.13.                             Contracts.

(a)                                  Set forth on Section 3.13(a) of the Company Disclosure Schedule is a list of each Company Agreement that, as of the date hereof:

(i)                                         is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)                                     involves aggregate revenues or expenditures in excess of $500,000 per year;

(iii)                                  involves revenues or expenditures in excess of $250,000 per year and was not entered into in the ordinary course of business consistent with past practice;

(iv)                                  grants any so-called “most favored nation” or similar rights;

(v)                                      contains any non-compete or exclusivity provisions with respect to any line of business, any type of product or service, any channel of distribution, any field of commercial endeavor or geographic area with respect to the Company or any Company Subsidiary, or which restricts the conduct of any line of business, any type of product or service, any channel of distribution, any field of commercial endeavor by the Company or any Company Subsidiary, or any geographic area in which the Company or any Company Subsidiary may conduct any of the foregoing, in each case in any material respect;

(vi)                                   would or would reasonably be likely to prohibit or materially delay the consummation of the Transactions or that would accelerate payment obligations, performance deadlines, or modify or accelerate any other material obligation due to the Transactions;

(vii)                                is with any labor union or association representing any employee of the Company or any of the Company Subsidiaries and any collective bargaining agreement;

(viii)                             is a partnership, joint-venture, strategic alliance or similar agreement;

(ix)                                    relates to Indebtedness in excess of $250,000;

(x)                                       relates to an acquisition, divestiture, merger, or similar transaction and contains representations, warranties, covenants, indemnities or other obligations (including “earn-out” or other contingent obligations) that are still in effect and could result in payments by the Company or any Company Subsidiary;

(xi)                                   is a material license or sublicense (whether as a licensor or a licensee) of any Intellectual Property or other intangible asset (excluding commercial off-the-shelf or shrink wrap software that has not been modified or customized);

(xii)                                relates to the sale of any of the Common Stock or other Equity Securities of the Company or any of the Company Subsidiaries, to the sale of any material assets or properties of the Company or any of the Company Subsidiaries or for the grant to any Person of any options, rights of first refusal, or preferential or similar rights to purchase any of such Common Stock, Equity Securities, assets or properties;

(xiii)                             relates to the acquisition by the Company or any of the Company Subsidiaries, directly or indirectly (by merger, license or otherwise), of material assets or capital stock or other ownership interests of any other Person;

(xiv)                              is a Company Benefit Plan where any of the benefits would be increased, or the vesting of the benefits would be accelerated, by the occurrence of any of the Transactions, or the value of any benefits would be calculated on the basis of any of the Transactions;

(xv)                                 is an insurance policy providing for indemnification of any officer or director of the Company or any of the Company Subsidiaries, other than the Company Governing Documents;

(xvi)                             prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

(xvii)                           restricts the ability of the Company or any Company Subsidiary to assert any Legal Proceeding against any Person other than immaterial release agreements relating to claims against customers, landlords, or former employees entered into in the ordinary course of business consistent with past practice;

(xviii)                        the Company or any Company Subsidiary has entered into with any Governmental Authority that imposes restrictions on the Company or any Company Subsidiary that would have more than a de minimis economic impact on the Company or any Company Subsidiary; or

(xix)                                relates to any settlement involving future payments in excess of $1,000,000 or providing behavioral remedies in any material respect or admission of criminal conduct.

Each Company Agreement described in clauses (i) through (xix) (whether or not set forth on Section 3.13(a) of the Company Disclosure Schedule) is referred to herein as a “Company Material Contract”; provided, however, that the foregoing definition of Company Material Contract shall not include any leases, subleases and other occupancy or use agreements concerning the real property leased by the Company or any of the Company Subsidiaries other than the Company Material Leases.

(b)                                 Each Company Material Contract is, and immediately after the consummation of the Transactions will be, valid and binding on the Company and each Company Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, as applicable, enforceable against them in accordance with its terms and is in full force and effect, and the Company and each Company Subsidiary has performed in all material respects the obligations required to be performed by it under each Company Material Contract and, to the Knowledge of the Company each other party to each Company Material Contract has performed in all material respects the obligations required to be performed by it under such Company Material Contract.  As of the date hereof, none of the Company or any Company Subsidiary knows of, or has received notice of, any material violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract, and, neither the Company nor any Company Subsidiary has received notice (either written or, to the Knowledge of the Company, verbal) from the other party to any Company Material Contract of any intention to cancel, terminate, change the scope of rights and obligations under or not to renew such Company Material Contract.

(c)                                  The Company has delivered or made available to Parent for review true and complete copies of all of the Company Material Contracts required to be disclosed on Section 3.13(a) of the Company Disclosure Schedule that are not filed as exhibits to the Company SEC Documents, and the Company Material Contracts required to be disclosed on Section 3.13(a) of the Company Disclosure Schedule filed as exhibits to the Company SEC Documents are true and complete copies of such contracts.

(d)                                 To the Knowledge of the Company, each Company Agreement that the Company or any Company Subsidiary entered into with its customers complied with applicable Laws in all material respects at the time such agreement was entered into.

Section 3.14.                             Title to Properties; Encumbrances; Real Property.

(a)                                  Each of the Company and the Company Subsidiaries has, in the case of leased properties and assets, valid leasehold interests in, or, in the case of Owned Real Property, good and marketable fee title to, all of its material tangible properties and assets, except where the absence thereof has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except for Permitted Liens, all of the Company’s and each of the Company Subsidiaries’ material tangible properties and assets are free and clear of any Lien, except for Liens specifically set forth on Section 3.14(a) of the Company Disclosure Schedule.

(b)                                 Section 3.14(b) of the Company Disclosure Schedule sets forth as of the date hereof a complete list of (i) all real property owned in fee by the Company or the Company Subsidiaries (the “Owned Real Property”), (ii) all real property leased, subleased or otherwise occupied by the Company or the Company Subsidiaries as lessee and/or occupant as of the date hereof that is material to the Company and the Company Subsidiaries taken as a whole (such leased material real property, including all improvements thereon, referred to collectively as the “Company Material Leases”), and (iii) each storefront location (each, a “Location,” and together with the Owned Real Property, and the Company Material Leases, the “Company Real Property,” and all leases and subleases for the Company Real Property, collectively, the “Company Leases”).

(c)                                  There are no leases, subleases, licenses, concessions, options or rights of first refusal to purchase or lease, or other agreements, written or oral, granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any portion of the Company Real Property and there are no parties (other than the Company or a Company Subsidiary) in possession of any Company Real Property except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)                                 There are no pending, or to the Knowledge of the Company, threatened (i) condemnation proceedings, lawsuits, or administrative actions relating to any Company Real Property or any part thereof, or (ii) sales or other dispositions of any Company Real Property or any part thereof in lieu of condemnation, except in each case as would not reasonably be expected to have a Company Material Adverse Effect.

(e)                                  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Leases are in full force and effect (except to the extent they have expired in accordance with their terms) and are valid and binding obligations of, and enforceable against, the Company or the Company Subsidiaries in accordance with their respective terms, subject to Enforceability Limitations, and (ii) neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any other party to any Company Lease is in material breach of or in material default under any of the Company Leases.  The Company Real Property comprises all of the material real property currently used in the operations of the business of the Company and the Company Subsidiaries as of the date hereof.

(f)                                    The Company and the Company Subsidiaries have good and valid leasehold interests in all of the Company Leases except where the absence thereof has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each leasehold interest of the Company or a Company Subsidiary under the Company Leases is free and clear of any Lien, except for Permitted Liens.  The consummation of the Transactions will not create any Lien on any of the Company Material Leases.

Section 3.15.                             Intellectual Property.

(a)                                  Except for Permitted Liens, the Company or a Company Subsidiary owns free and clear of all Liens or has the defensible right to use, whether through ownership, licensing or otherwise, all Intellectual Property used in the businesses of the Company or any Company Subsidiary (the “Company Intellectual Property”), in each case in the same form and substantially the same manner as such Company Intellectual Property is used in connection with such businesses as conducted on the date hereof.

(b)                                 Section 3.15 of the Company Disclosure Schedule sets forth a true, correct and complete list of (i) all Company Intellectual Property owned by the Company or one or more Company Subsidiaries (the “Company-owned Intellectual Property”) that is registered, issued or the subject of a pending application, (ii) all material unregistered Company-owned Intellectual Property, and (iii) all Company Intellectual Property used by the Company or one or more Company Subsidiaries pursuant to a valid Company Agreement (the “Licensed Intellectual Property”) that is material to the business of the Company or any Company Subsidiary.  All of the registrations, issuances and applications set forth on Section 3.15 of the Company Disclosure Schedule are valid, in full force and effect and have not expired or been cancelled, abandoned or adjudicated invalid.

(c)                                  No claim of invalidity or conflicting ownership rights has been made or, to the Knowledge of the Company, threatened by a third party with respect to any Company-owned Intellectual Property, and no Company-owned Intellectual Property is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding challenging the Company’s ownership rights in such Company-owned Intellectual Property. To the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries does not infringe or otherwise violate any Intellectual Property or other proprietary rights of any other Person in any material respect, and no Person has given written notice to the Company or any Company Subsidiary that the use of any Company Intellectual Property by the Company, any Company Subsidiary or, in the case of Company-owned Intellectual Property, by any licensee, is infringing or violating or has infringed or violated any third party’s domestic or foreign rights in or to any Intellectual Property, or that the Company, any Company Subsidiary or any licensee of Company-owned Intellectual Property has misappropriated or improperly used or disclosed any trade secret, confidential or proprietary information or know-how as a result of its use of the Company-owned Intellectual Property, and there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened alleging any of the foregoing or any existing fact or circumstance that would reasonably be expected to give rise to any such Legal

Proceeding.  To the Knowledge of the Company, none of the Company-owned Intellectual Property has been or is currently being infringed, misappropriated or otherwise violated by any third party.  To the Knowledge of the Company, there exists no prior act or current conduct or use by the Company, any Company Subsidiary or any third party that would void or invalidate any Company-owned Intellectual Property,

(d)                                 The Company and each Company Subsidiary have taken reasonable measures consistent with applicable Laws and industry standards to safeguard the confidentiality and value of all Company-owned Intellectual Property.  No third party has any joint ownership interest in or to any Company-owned Intellectual Property.

(e)                                  The execution, delivery and performance of this Agreement and each ancillary agreement by the Company and the consummation of the Transactions will not breach, violate, or conflict with any instrument or agreement concerning the Company’s or a Company Subsidiary’s use of any Company Intellectual Property, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any rights in or to the Company Intellectual Property or impair the right of Parent or the Surviving Corporation to (i) use any Company Intellectual Property and (ii) make, use, sell, license, or dispose of, or to bring any action for the infringement of, any Company-owned Intellectual Property, all in the same form and manner as the Company or a Company Subsidiary has prior to the date hereof.

(f)                                    To the Knowledge of the Company, all software material to the business of the Company and the Company Subsidiaries (i) performs in material conformance with its documentation, (ii) is free from any material software defect, and (iii) does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software. No software used in the business of the Company or the Company Subsidiaries contains or requires use of any “open source” code, shareware or other software that is made generally available to the public without requiring payment of fees or royalties or that does or may require disclosure or licensing of any such software or any other Company-owned Intellectual Property.  No rights under the Company-owned Intellectual Property are obligated to be (x) waived as to or (y) licensed to any Person as a result of the Company’s or the Company Subsidiaries’ use of “open source” code in its respective software.

Section 3.16.                             Labor Relations and Other Employment Matters.

(a)                                  Since December 31, 2008, none of the employees of the Company or any of the Company Subsidiaries are represented or have been represented by any union with respect to their employment by the Company or such Company Subsidiary, and no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a demand for recognition or certification to the Company or any of the Company Subsidiaries and, to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other Governmental Authority.  To the Knowledge of the Company, since December 31, 2008, neither the Company nor any of the Company Subsidiaries has experienced any labor disputes, union organization attempts or work stoppages, slowdowns or lockouts due to disputes with any labor organizations.

(b)                                 Neither the Company nor any of the Company Subsidiaries is delinquent in payments of any material amount to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees.  As of the date hereof, no employee of the Company at the officer level of vice president or above has given notice to the Company that any such employee intends to terminate his or her employment with the Company or any of the Company Subsidiaries.

(c)                                  The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, immigration, occupational safety and health discrimination, unemployment, wages, hours and the Family and Medical Leave Act of 1993.  Each employee who is classified by the Company or a Company Subsidiary, as applicable, as being (i) “exempt” from the minimum wage or overtime requirements (within the meaning of the Fair Labor Standards Act of 1938) or (ii) an independent contractor rather than an employee, is properly so characterized in all material respects.  The Company and each of the Company Subsidiaries have complied in all material respects with the Immigration and Nationality Act for all employees located in the United States, and to the Knowledge of the Company, there is no basis for any claim that the Company and any of the Company Subsidiaries are not in all material respects in compliance with the terms thereof.

(d)                                 There has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”)) with respect to the Company or any of the Company Subsidiaries within the past six months.  Neither the Company nor any of the Company Subsidiaries has incurred any liability or obligation under WARN or any similar foreign, state or local Laws that remains unsatisfied. To the extent that, after Closing, Parent operates the Company or any of the Company Subsidiaries in the same manner operated by the Company during the six (6) month period prior to the Closing, Parent will not incur any liability under WARN or any other similar foreign, state or local Laws as a result of any layoffs or other employment terminations made by the Company or any of the Company Subsidiaries during such six (6) month period prior to the Closing.

(e)                                  Section 3.16(e) of the Company Disclosure Schedule lists all of the directors, officers and employees of the Company and its Subsidiaries with annual base compensation in excess of $150,000, including name, date of hire, annual salary or wage rate and annual bonus.

Section 3.17.                             Compliance with Laws; Permits.

(a)                                  The Company and each Company Subsidiary has complied, and is now complying, with all Laws applicable to it, except for any non-compliance that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary has received in the last thirty-six (36) months or in the period since its last examination, whichever is longer, any written or, to the Knowledge of the Company, verbal notice from any Governmental Authority or any follow-up communication related to a prior written or verbal notice, regarding (i) any actual, alleged, or potential material violation of, or material failure to comply with, any Law, or (ii) any actual, alleged, or potential obligation on the part of such Person to undertake, or to bear all or any portion of the cost of, any remedial action that would have more than a de minimis economic impact on the Company or any Company Subsidiary.

(b)                                 All material Permits required for the Company and the Company Subsidiaries to conduct their business have been obtained and are valid and in full force and effect.  All fees and charges with respect to such Permits have been paid when due.  Section 3.17(b) of the Company Disclosure Schedule lists, as of the date hereof, all Operating Permits and other material Permits issued to the Company or a Company Subsidiary that are used in the operation of their business and are substantively related to the nature of their business, including the names of such Permits and their respective dates of issuance and expiration.  The Operating Permits are all the material Permits required from any Governmental Authority in order for the Company and the Company Subsidiaries to operate the payday lending business of the Company and the Company Subsidiaries in the states set forth on Section 9.5 of the Company Disclosure Schedule as of the date hereof.  Neither the Company nor any Company Subsidiary has received in the last thirty-six (36) months any written, or to the Knowledge of the Company, verbal notice from any Governmental Authority regarding (i) any actual, alleged, or potential material violation of, or material failure to comply with, any such Permit, or (ii) any actual, proposed, or potential revocation, suspension, modification, lapse, or limitation of any such Permit that would have more than a de minimis economic impact on the Company or any Company Subsidiary.

(c)                                  Since January 1, 2007, neither the Company nor any of the Company Subsidiaries has: (i) used any of its funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, the Bribery Act 2010, the Prevention of Corruption Acts 1889 to 1916 or any comparable Law; or (iv) made or agreed to make any other unlawful payment.

Section 3.18.                             Information in the Proxy Statement.  The Proxy Statement (and any amendment thereof or supplement thereto), at the date mailed or otherwise provided to the Company Stockholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information explicitly provided by Parent or Merger Sub for inclusion in the Proxy Statement.  The Proxy Statement will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.19.                             Opinion of Financial Advisor.  The Company Board of Directors has received the opinion of the Company Financial Advisor to the effect that, as of the date of the opinion and subject to the factors and assumptions, qualifications, limitations and other matters set forth  in such opinion, the Merger Consideration to be received by the holders of the

Shares (other than Parent and its Affiliates) in the Merger pursuant to this Agreement is fair from a financial point of view to such holders, and such opinion has not been modified or withdrawn as of the date hereof.  The Company will make available to Parent a correct and complete copy of the Company Financial Advisor’s written opinion upon receipt thereof.

Section 3.20.                             Insurance.  A true, correct and complete list of all (A) material policies of liability, theft, fidelity, business interruption, life, fire, product liability, workmen’s compensation, health, errors or omissions, malpractice and other material forms of insurance held by the Company or any Company Subsidiary for the benefit of the Company or any Company Subsidiary (specifying the insurer, amount of coverage, type of insurance, policy number, and any material pending claims thereunder) and (B) loss-runs for all such policies for the last three (3) years have been made available for review by Parent and its Representative at least two (2) Business Days prior to the date hereof.  With respect to such policies: (a) each such policy is in full force and effect; (b) all premiums due and payable have been timely paid; (c) no written notice of cancellation or termination (or other written notice that such policy will not be renewed on substantially the same terms as are now in effect or the premium on such policy shall be materially increased on the renewal thereof) has been received; and (d) to the Knowledge of the Company, there exists no event, occurrence, condition or act (including the Transactions) that, with the giving of notice, the lapse of time or the occurrence of any other event or condition, would entitle any insurer to terminate or cancel any such policies.  The Company and the Company Subsidiaries, as applicable, have complied in all material respects with the terms and provisions of such policies.  There is no material claim by the Company or any Company Subsidiary pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies in writing, or to the Knowledge of the Company, orally.

Section 3.21.                             Environmental Laws and Regulations.  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries have not generated, used, treated or stored on, transported to or from or disposed of Hazardous Materials in any manner that has given rise or could reasonably be expected to give rise to any obligations required under Environmental Laws, (b) the Company and each of the Company Subsidiaries are and have been in compliance with all applicable Environmental Laws and the requirements of any Permits issued under such Environmental Laws, (c) there are no past, pending or threatened Environmental Claims against the Company or any of the Company Subsidiaries, and (d) to the Knowledge of the Company, there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of the Company that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or any of the Company Subsidiaries.

Section 3.22.                             Brokers; Expenses.

(a)                                  No broker, investment banker, financial advisor or other Person, other than the Company Financial Advisor, the fees and expenses of which will be paid by the Company on or prior to the Merger, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or the other Transactions contemplated by this Agreement based upon arrangements made by or on behalf of the

Company.  True and correct copies of all agreements between the Company and the Company Financial Advisor concerning this Agreement and the Transactions, including any fee arrangements, have been previously provided to Parent.

(b)                                 Except for payment of fees and expenses to the Company Financial Advisor as contemplated by Section 3.22(a), neither the Company nor any Company Subsidiary has incurred any liability or obligation to pay any fees or commissions to any broker, finder or agent which will be obligations of the Company or any Company Subsidiary on or after the Closing (other than to the extent resulting from the consummation of the Merger).

Section 3.23.                             Takeover Statutes. Assuming the accuracy of the representations in Section 4.10, the Company has taken all such actions as are necessary such that the restrictions on “business combinations” between the Company and an “interested stockholder” (as such terms are defined in Section 203 of the DGCL (“Section 203”)) set forth in Section 203 do not apply to this Agreement or the Merger.  No other so-called “fair price,” “moratorium,” “business combination” or “control share acquisition” state takeover statute or other similar statute or regulation applies to this Agreement or the Merger.

Section 3.24.                             Voting Requirements.  The affirmative vote of holders of a majority of the issued and outstanding Shares at the Special Meeting (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger.

Section 3.25.                             Interested Party Transactions.  Since the Balance Sheet Date to the date hereof, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K, except as disclosed in the Qualifying SEC Documents.  Neither the Company nor any Company Subsidiary is party to any current Company Agreement with any current or former officer, director, any Person owning more than five percent (5%) of the outstanding Shares on a fully diluted basis, or Affiliate of the Company or any Company Subsidiary, with any family member of any of the foregoing, or with any Affiliate of any such family member, in each case other than any customer relationship entered into in the ordinary course of business consistent with past practice and the Company Agreements listed on Section 3.25 of the Company Disclosure Schedule.

Section 3.26.                             Privacy Policy.  The Company and the Company Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of personally identifiable information (“Personal Information”), a correct and complete copy of which has been provided to Parent prior to the date hereof.  The Company and each of the Company Subsidiaries is in material compliance with all applicable Law regarding the collection, use and protection of Personal Information and with the Company’s and the Company Subsidiaries’ Privacy Policy, and no person has gained unauthorized access to or made any unauthorized use of any Personal Information collected, maintained or used by the Company or any of the Company Subsidiaries.  The Company and the Company Subsidiaries have reasonably adequate security measures in place to protect Personal Information stored in their computer systems from unlawful use by any third party or any other use by a third party that would violate the Privacy Policy.  The execution, delivery and performance of this Agreement and the consummation of the Transactions do not violate the Privacy Policy as it currently exists or as it existed at any time during which any

Personal Information was collected or obtained by the Company or any of the Company Subsidiaries.  No actions or claims are pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to the collection or use of Personal Information.

Section 3.27.                             Personal Property.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them and (b) neither the Company’s nor any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal assets is subject to any Liens other than Permitted Liens.

Section 3.28.                             No Other Representations or Warranties.

(a)                                  Except for the representations and warranties contained in this Agreement, each of Parent and Merger Sub acknowledges that neither the Company, its Subsidiaries nor any other Person on behalf of the Company has made or is making any other express or implied representation or warranty with respect to the Company, any Company Subsidiary, any of their respective Affiliates or their respective businesses, or with respect to any other information provided to Parent, Merger Sub or any of their Representatives.  Except in the case of fraud, neither the Company, any Company Subsidiary, nor any other Person will have or be subject to any liability or indemnification obligation to Parent or Merger Sub or, insofar as the Parties are concerned, any other Person resulting from the distribution to Parent or Merger Sub of, or use by Parent or Merger Sub of, any such information, including any information, documents, projections, forecasts, or other material made available to Parent, Merger Sub or any of their Representatives in a “data room” or “virtual data room,” confidential information memoranda or management presentations in expectation of the transactions expressly contemplated by this Agreement or otherwise, unless and then only to the extent that any such information is expressly covered by a representation, warranty or covenant contained in this Agreement.

(b)                                 In connection with the investigation by Parent and Merger Sub of the Company and the Company Subsidiaries, Parent, Merger Sub and their respective Representatives have received or may receive from the Company or the Company Subsidiaries or their respective Representatives certain projections, forward-looking statements and other forecasts.  Each of Parent and Merger Sub acknowledges that (i) neither the Company, any Company Subsidiary, nor any other Person is making any representation or warranty with respect to such estimates, projections or forecasts, (ii) there are uncertainties inherent in attempting to make such estimates, projections and forecasts, (iii) each of Parent and Merger Sub is familiar with such uncertainties, (iv) each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and forecasts so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections or forecasts) and (v) except in the case of fraud, none of Parent or Merger Sub shall have any claim against any Person with respect thereto.  Nothing in this Section 3.28 shall be in derogation of or shall be deemed to modify the specific representations and warranties made by the Company in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth on the corresponding section of Parent’s and Merger Sub’s disclosure schedule delivered to the Company upon execution of this Agreement (the “Parent Disclosure Schedule” and, together with the Company Disclosure Schedule, the “Disclosure Schedules”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1.                                   Organization.  Each of Parent and Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction in which it is organized and has the requisite corporate or other power, as the case may be, and authority to carry on its business as now being conducted.  The certificate of incorporation, bylaws or equivalent organizational or governing documents of each of Parent and Merger Sub, as previously provided to the Company, are in full force and effect and have not been amended or modified.  Neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation, bylaws or equivalent organizational or governing documents.

Section 4.2.                                   Authorization; Validity of Agreement; Necessary Action.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and will be adopted by the sole stockholder of Merger Sub.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, subject to Enforceability Limitations.

Section 4.3.                                   Consents and Approvals; No Violations.  Subject to the making of the Company Governmental Filings and receipt of the approvals and consents contemplated by Section 7.2(f), none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (b) require any filing by Parent or Merger Sub with, or the permit, license, authorization, consent or approval of, any Governmental Authority (except for (i) compliance with any applicable rules and regulations under the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the Spanish Stock Market Labitek (Bolsa de Madrid), (ii) any filings as may be required under the DGCL in connection with the Merger, (iii) Permits as may be required under the HSR Act or (iv) the filing with the SEC of  the Proxy Statement) or (c) violate any Order or Laws applicable to Parent or Merger Sub, any of their Subsidiaries, or any of their properties or assets, except such matters that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4.                                   Litigation.  There is no Legal Proceeding pending against (or, to the Knowledge of Parent, threatened against or naming as a party thereto) Parent, Merger Sub or any of their respective Subsidiaries, nor, to the Knowledge of Parent, is there any investigation pending or threatened against Parent, Merger Sub or any of their respective Subsidiaries, and none of Parent or any of their respective Subsidiaries is subject to any outstanding Order, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5.                                   Information in the Proxy Statement.  The information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will not, at the date mailed to the Company Stockholders or at the time of any meeting of the Company Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.6.                                   Sufficiency of Assets.  At the Closing, Parent and Merger Sub together have available to them funds sufficient to pay all amounts due, including the deposit of the Merger Consideration pursuant to Section 2.2(a), and satisfy their respective obligations hereunder.

Section 4.7.                                   Capitalization and Operation of Merger Sub.

(a)                                  The authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding and are not subject to any pre-emptive rights.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.  Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with the transactions contemplated hereby.

Section 4.8.                                   No Vote of Parent Stockholders; Required Approval.  No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement, or to approve the Merger or the other Transactions.  The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve the Merger and adopt this Agreement, which consent has been obtained or will be given immediately following the execution of this Agreement.

Section 4.9.                                   Certain Arrangements.  As of the date hereof, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, (a) between Parent or Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board of Directors, on the other hand, relating in any way to the Company, the Transactions or to the operations of the Company after the Effective Time; or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration for any Shares of a different amount or nature than the Merger Consideration or any other consideration related to the Transactions (except as specified in

Section 2.4) or pursuant to which any stockholder of the Company has agreed to vote to approve this Agreement or the Transactions or has agreed to vote against any Superior Proposal.

Section 4.10.                             Ownership of Shares.  As of the date hereof, none of Parent, Merger Sub, Guarantor or any of their respective “affiliates” or “associates” “owns” (as such terms are defined in Section 203) any Shares.  Each of Parent, Merger Sub, and Guarantor is not, and at no time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203.

Section 4.11.                             Compliance with Laws.  Each of Parent, Merger Sub, and Guarantor has complied, and is now complying, with all Laws applicable to it, except for any non-compliance that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent, Merger Sub nor Guarantor has received in the last thirty-six (36) months or in the period since its last examination, whichever is longer, any written or verbal notice from any Governmental Authority or any follow-up communication related to a prior written or, to the Knowledge of Parent, verbal notice, regarding (i) any actual, alleged, or potential material violation of, or material failure to comply with, any Law, or (ii) any actual, alleged, or potential obligation on the part of such Person to undertake, or to bear all or any portion of the cost of, any material remedial action, except, in each case, that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.12.                             Brokers.  No broker, investment banker, financial advisor or other Person, other than Stephens, Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s, or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.13.                             Suitability.  To the Knowledge of Parent and assuming the truth and accuracy of the representations and warranties contained in Article III and compliance by the Company and each Company Subsidiary with the covenants and obligations set forth in this Agreement, as of the date hereof except as disclosed to the Company prior to the date hereof (a) none of Parent, Merger Sub, Guarantor, or any of their respective directors, officers, or Affiliates fail to meet the material qualification or suitability standards set forth on Section 4.13 of the Parent Disclosure Schedule and (b) there are no facts, events, changes, developments, or circumstances with respect to any of Parent, Merger Sub, Guarantor, or any of their respective directors, officers, Affiliates or any Person owning more than five percent (5%) of their outstanding equity securities (on a fully diluted basis) that would, or would reasonably be likely to, prevent or materially impair the ability of, the Surviving Corporation or any of its Subsidiaries to maintain or otherwise hold the Operating Permits as of the date hereof (assuming consummation of the Merger).

Section 4.14.                             No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub, their Affiliates or their respective Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to Parent or Merger Sub or their respective businesses, assets or properties, or with respect to any other information provided to the Company, the

Company Subsidiaries, their respective Affiliates or their respective Representatives in connection with the transactions contemplated hereby.  Except in the case of fraud, none of Parent, Merger Sub, their Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to the Company, the Company Subsidiaries, their respective Affiliates or their respective Representatives resulting from the distribution, or making available, to such Persons, or such Persons’ use of, any such information, including any documents, projections, forecasts or other materials made available in certain “data rooms” or management presentations in connection with the transactions contemplated by this Agreement.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1.                                   Interim Operations of the Company; Interim Operations of the  Parent and Merger Sub.  Except as (a) expressly set forth on Section 5.1 of the Company Disclosure Schedule, (b) required by applicable Laws or the rules and regulations of the NYSE or (c) expressly required pursuant to this Agreement, from the date hereof until the earlier of (i) the valid termination of this Agreement in accordance with Section 8.1 and (ii) the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, (1) collectively conduct their business in the ordinary course consistent with past practice and with no less diligence and effort than would be applied in the absence of this Agreement, (2) use reasonable best efforts to collectively maintain and preserve intact their present business organizations, consistent with past practice, to retain the services of its current officers and Key Employee and to preserve the goodwill of its customers, material suppliers and other Persons with whom it has material business relationships consistent with past practice and policies, and (3) use reasonable best efforts to collectively conduct their business in material compliance with all applicable Laws and (4) conduct their business in accordance with the material terms and conditions of any Company Material Contract.  Without limiting the generality of the foregoing, except as (a) expressly set forth on Section 5.1 of the Company Disclosure Schedule or (b) expressly required pursuant to this Agreement, from the date hereof until the earlier of (i) the valid termination of this Agreement in accordance with Section 8.1 hereof and (ii) the Effective Time, the Company shall not, nor shall it permit any Company Subsidiary to, without the prior written consent of Parent (which consent, in the case of clauses (f), (g), (i), (j), (k), (m) and (o) shall not be unreasonably withheld, conditioned, or delayed), directly or indirectly:

(a)                                  amend the Company Governing Documents or equivalent documents of any Company Subsidiary, amend the terms of any outstanding security of the Company or any Company Subsidiary, or amend or enter into or waive compliance with any material terms of any Indemnification Agreement;

(b)                                 adjust, split, combine, subdivide or reclassify any shares of capital stock of the Company;

(c)                                  declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to its capital stock, except that (i) the Company may declare, set aside and pay regular quarterly dividends on shares of Common Stock not to exceed $0.0625 per share of Common Stock consistent with its past practices and (ii) a direct or indirect, wholly-owned Company Subsidiary may declare, set aside and pay dividends or distribution to the Company or another direct or indirect, wholly-owned Company Subsidiary;

(d)           redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or Equity Interests of the Company or any of the Company Subsidiaries, except for acquisitions of Equity Interests in accordance with the Company Stock Plan and the agreements underlying awards of Equity Interests pursuant to such Company Stock Plan or otherwise, in each case to the extent the form of such agreement has been  provided to Parent prior to the date hereof and such Equity Interests are set forth on Section 5.1(d) of the Company Disclosure Schedule;

(e)           issue, sell, pledge, deliver, transfer, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or grant any Company Stock Rights, or warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class, or grant to any Person any right the value of which is based on the value of Shares or other capital stock, other than (i) the issuance of shares of Common Stock pursuant to the exercise or settlement of Company Stock Rights outstanding as of the date hereof and set forth on Section 5.1(e)(i) of the Company Disclosure Schedule and (ii) the issuance or grant of Company Stock Rights (solely according to the allocation and terms described on Section 5.1(e)(ii) of the Company Disclosure Schedule) under the Company Stock Plan to employees of the Company in the ordinary course of business consistent with past practice and with a per share exercise price (if applicable) of no less than the then-current market price of a share of Common Stock and otherwise on terms and conditions that are consistent with the Company’s past practice in respect of the issuance and grant thereof;

(f)            acquire, directly or indirectly (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or any series of related transactions, (i) any assets or (ii) any equity interests in any Person or any business or division of any Person or all or substantially all of the assets of any Person (or business or division thereof), in the case of the foregoing clauses (i) or (ii), for cash consideration in excess of $5,000,000 in the aggregate or $1,500,000 individually, except in the case of either clause (i) or (ii), to the extent solely among or between the Company and direct and indirect, wholly-owned Company Subsidiaries;

(g)           directly or indirectly, transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any of its assets or equity securities of any Person or the capital stock of, or ownership interest in the Company or any Company Subsidiary, other than (i) sales of equipment and personal property (x) in the ordinary course of business consistent with past practice or (y) that are no longer used in the operation of the business, (ii) dispositions of assets related to discontinued operations (except for the equity securities of any Person), (iii) assets (except for the equity securities of any Person) with a fair market value of less than $2,000,000 in the aggregate, (iv) sales of accounts receivable that have been categorized in the ordinary course of business consistent with past practice as not less than one hundred eighty (180) days past their write off date pursuant to an agreement set forth on Section 5.1(g)(iv) of the Company Disclosure Schedule, and  (v) deposits of collateral with the Surety pursuant to the RLI Agreement (as each such term is defined on Section 3.14(a) of the  Company Disclosure Schedule);

(h)           do any act or knowingly omit to do any act whereby any Company-owned Intellectual Property may become invalidated, abandoned, unmaintained, unenforceable or dedicated to the public domain;

(i)            (i) (1) directly or indirectly, create, incur, assume, or otherwise become liable for Indebtedness except for (A) in the ordinary course of business consistent with past practice (I) borrowings under the Existing Credit Facilities not to exceed the amount set forth on Section 5.1(i)(i)(1)(A)(I) of the Company Disclosure Schedule or (II) other borrowings not to exceed $1,000,000, (B)  in respect of Indebtedness owing by any wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary, or (C) as guarantor of the indebtedness of NCP Finance Limited Partnership pursuant to the NCP Guaranty, or (2) make any material modification or amendment to the terms of any of the foregoing, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than the Company or a Company Subsidiary) except as guarantor of the indebtedness of NCP Finance Limited Partnership pursuant to the NCP Guaranty, or (iii) directly or indirectly, make any loans, advances or capital contributions to, or investments in, any other Person other than (1) in the ordinary course of business consistent with past practice or (2) loans, advances or capital contributions, or investments (x) to wholly-owned Company Subsidiaries, (y) individually not in excess of $2,000, or (z) to employees of the Company or any Company Subsidiary in the form of expense advances in the ordinary course of business consistent with past practice;

(j)            except to the extent required under any Benefit Plan or as required by applicable Laws, (i) increase the compensation or fringe benefits of any of its directors, officers or employees (except for (A) increases for employees (other than Key Employees) made in the ordinary course of business consistent with past practice, and (B) increases for Key Employees not to exceed the amounts set forth on Section 5.1(j)(i) of the Company Disclosure Schedule), (ii) grant any severance or termination pay except to employees to the extent contemplated by a Benefit Plan consistent with the Company’s policies and past practices, (iii) enter into any employment, consulting or severance agreement or arrangement with any of its present directors, officers or other employees (except for at will offers of employment in the ordinary course of business consistent with past practice) or (iv) establish, adopt, enter into, or terminate any Benefit Plan;

(k)           (i) hire any employee who is, or would upon hire, be classified as a Key Employee (except for new hires with annual base compensation of no more than $250,000 hired as a replacement for a former employee), or (ii) terminate (other than for cause) any employee set forth on Section 5.1(k) of the Company Disclosure Schedule;

(l)            except as publicly announced prior to the date hereof, effect or permit a “mass layoff” as that term is defined under WARN;

(m)          make or incur any capital expenditures or any obligations or liabilities in respect thereof in excess of $500,000, in the aggregate, except those contemplated in the current capital expenditures budget for the Company and the Company Subsidiaries, a true and complete copy of which has been provided to Parent prior to the date hereof and is set forth on Section 5.1(m) of the Company Disclosure Schedule;

(n)           enter into any agreement or arrangement that limits or otherwise restricts the Company, any Company Subsidiary or any of their present or future Affiliates or any successor thereto from engaging or competing in any line of business or in any location, other than for leases or subleases for any storefront location;

(o)           enter into, amend, modify or terminate any Company Material Contract or Company Material Lease or otherwise waive, release or assign any material rights, claims or benefits thereunder; provided, however, that nothing herein will prevent the Company or any Company Subsidiary from entering into, amending, modifying, or terminating a Company Agreement that is not a Company Material Contract or Company Material Lease;

(p)           settle, pay, discharge or propose to settle, pay or discharge, any litigation, investigation, arbitration, proceeding or other disputed claim, liability or obligation (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of such disputed claims, liabilities or obligations that do not relate to this Agreement and that (i) are expressly disclosed in the Company SEC Documents or expressly disclosed or reserved against in the most recent Financial Statements, in each case, in amounts no greater than the amounts disclosed or reserved with respect to the relevant liability therein, or (ii) involve only (A) the payment of monetary damages not in excess of $2,500,000 (excluding coupons and discount vouchers) in the aggregate, (B) the issuance of coupons and discount vouchers not in excess of $2,500,000 in the aggregate (it being agreed that the amounts paid in respect of any settlement, payment or discharge effected pursuant to clause (i) shall not be applied toward the monetary threshold set forth in clause (ii)), (C) the forgiveness of accounts receivables, debt, charges, or fees written off consistent with past practices with the prior written consent of Parent not to be unreasonably withheld, conditioned, or delayed, or (D) the imposition of equitable relief on the business and operations of the Company or any of its Subsidiaries, including injunctions requiring the Company or any of its Subsidiaries to comply with applicable Laws, provided, that such equitable relief is immaterial and would not reasonably be expected to have, individually or in the aggregate, an economic impact (other than a de minimis economic impact) on the Company or any Company Subsidiary;

(q)           change any of the accounting principles used by it materially affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

(r)            other than as required by applicable Laws, make, change  or revoke any Tax election or change an annual accounting period, file any amendment to a material Tax Return, file any material Tax Return other than in accordance with past practice, enter into any closing agreement, settle, compromise or consent to any material Tax Claim, take any affirmative action to surrender any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax Claim;

(s)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger) or any Company Subsidiary;

(t)            fail to maintain in full force and effect policies or binders of insurance coverage with reputable and financially sound insurers, or self-insurance practices, in such amounts and covering such risks and events as are (i) substantially similar in all respects to such policies currently in effect, (ii) adequate and consistent with past practice and (iii) in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries; or

(u)           agree, authorize or commit to do any of the foregoing.

Notwithstanding anything set forth in this Agreement, nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiaries prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and the Company Subsidiaries’ business operations.

Section 5.2.            Solicitation; Unsolicited Proposals.

(a)           During the period beginning on the date hereof and continuing until 11:59 p.m. Central Time, on March 31, 2012 (the “Solicitation Period Termination Date”), the Company and its Representatives shall have the right to directly or indirectly: (i) initiate, solicit, facilitate, and encourage inquiries relating to and the submission of Acquisition Proposals from one or more Persons, including by way of contacting third parties or public disclosure, and providing access to non-public information pursuant to an Acceptable Confidentiality Agreement with any such Person; provided, that the Company shall promptly (and in any event within twenty-four (24) hours) provide or make accessible to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any such Person or its Representatives and that was not previously provided to Parent; and (ii) enter into, participate in, and maintain discussions or negotiations regarding, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would be reasonably likely to lead to, an Acquisition Proposal.

(b)           Subject to Section 5.3(b) and Section 5.3(d), from and after the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.1, the Company shall not, and shall cause each of the Company Subsidiaries and its and their Representatives not to, directly or indirectly, withdraw, modify or amend the Company Recommendation in any manner adverse to Parent or announce any intention to do any of the foregoing.

(c)           Subject to Section 5.3(b) and Section 5.3(d) and except as expressly permitted by this Section 5.2, from and after the Solicitation Period Termination Date until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 8.1, the Company shall not, and shall cause each of the Company Subsidiaries and their respective Representatives not to, directly or indirectly:

(i)              solicit, initiate, knowingly facilitate, or knowingly encourage any inquiries, proposals, or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal;

(ii)             engage in, continue or otherwise participate in any discussions or negotiations with any Person or “group” (as defined in Section 13(d) of the Exchange Act) of Persons, other than Parent, Merger Sub and their Representatives (solely to the extent such Representative are acting by or on behalf of Parent and Merger Sub) (any such Person and its Representatives, a “Third Party”), regarding an Acquisition Proposal or furnish to any such Third Party information relating to the Company or any Company Subsidiary in connection with, or for the purpose of encouraging or facilitating, an Acquisition Proposal;

(iii)            approve, endorse or recommend any Acquisition Proposal;

(iv)            enter into any agreement, contract, or commitment relating to an Acquisition Proposal; or

(v)             propose to do any of the foregoing or take any other action inconsistent with the obligations of the Company under this Section 5.2.

Notwithstanding the foregoing provisions of this Section 5.2(c), following the Solicitation Period Termination Date until 11:59 p.m. Central Time on April 15, 2012 (the “Go-Shop Period Termination Date), the Company and its Representatives may continue to engage in the foregoing activities and the activities described in Section 5.2(a) with any Excluded Party and not request the return or destruction of non-public information from such Excluded Party.

(d)           The Company shall deliver to Parent on the last Business Day of each full calendar week commencing on the date hereof and ending on the Solicitation Period Termination Date a list of all Third Parties with whom the Company entered into an Acceptable Confidentiality Agreement in connection with an Acquisition Proposal and, on the Solicitation Period Termination Date, a list of all Excluded Parties. Subject to the last sentence of Section 5.2(c), immediately following the Solicitation Period Termination Date (or, with respect to any Excluded Party, the Go-Shop Period Termination Date), (i) the Company shall, and shall cause each of the Company Subsidiaries and its and their Representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion, or negotiation with any Third Party (including, after the Go-Shop Period Termination Date, any Excluded Party) heretofore conducted by the Company, the Company Subsidiaries or its or their respective Representatives with respect to an Acquisition Proposal, (ii) the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party (including, after the Go-Shop Period Termination Date, any Excluded Party) or its Representatives be returned or destroyed subject to the terms of any applicable Acceptable Confidentiality Agreement and (iii) the Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.2.

(e)           Subject to the Company’s compliance with the provisions of this Section 5.2, if at any time from and after the date hereof and prior to the Company Stockholder Approval (i) the Company receives a bona fide written and, following the Solicitation Period

Termination Date, unsolicited, Acquisition Proposal from a Third Party, (ii) the Company Board of Directors determines in good faith, after consultation with the Company Financial Advisor or another independent financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal constitutes, or would be reasonably likely to lead to, a Superior Proposal, and (iii) the Company Board of Directors determines in good faith, after consultation with the Company Financial Advisor or another independent financial advisor of nationally recognized reputation and outside legal counsel, that the failure to take the actions referred to in the following clause (1) or (2) would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Laws, then the Company may (1) furnish information and data with respect to the Company and the Company Subsidiaries to the Third Party making such Acquisition Proposal, and (2) enter into, maintain, and participate in discussions or negotiations with the Third Party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided that the Company (A) will not, and will not allow the Company Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement, and (B) will promptly (and in any event within twenty-four (24) hours) provide to Parent any information concerning the Company or the Company Subsidiaries provided to such Third Party that was not previously provided to Parent; provided, further, that (x) the Company shall be permitted to take the actions described in the foregoing clauses (1) and (2) with respect to any Excluded Party before the Go-Shop Period Termination Date to the extent permitted by the applicable provisions of this Section 5.2, and (y) the Company and its Representatives may (I) following the receipt of a bona fide, written and unsolicited Acquisition Proposal from a Third Party, contact such Third Party in order to clarify and understand the terms and conditions of such Acquisition Proposal so as to determine whether such Acquisition Proposal constitutes, or would be reasonably likely to lead to, a Superior Proposal or (II) direct any Person to this Agreement.

(f)            From and after the execution of this Agreement, the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify and advise Parent of any Acquisition Proposal or any request for information relating to the Company or any Company Subsidiary related to an Acquisition Proposal (or potential Acquisition Proposal), which notification shall include (i) a copy of the applicable written Acquisition Proposal (or, if oral, a detailed description of all terms and conditions of such Acquisition Proposal) and (ii) the identity of the Third Party making such Acquisition Proposal or request.  The Company shall thereafter keep Parent reasonably informed on a current basis (and in any event within twenty-four (24) hours) of the status of any developments, discussions, or negotiations regarding any such Acquisition Proposal or request, and the terms and conditions thereof (including any change in price, structure or form of consideration), including by providing a copy of documentation or correspondence relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal or request and the Company (or its Representatives) within twenty-four (24) hours after the exchange thereof.

(g)           (i) The Company agrees not to, and shall cause each Company Subsidiary not to, release or permit the release of any Person from, or to waive, modify, amend or terminate or permit the waiver, modification, amendment or termination of any provision of, any confidentiality, “standstill” or similar agreement to which any of the Company or any Company Subsidiary is a party and (ii) the Company will use its reasonable best efforts to enforce or cause to be enforced to the fullest extent permitted by Law each such agreement at the request of Parent.  Notwithstanding anything to the contrary contained in this Section 5.2 or Section 5.3, nothing in this Agreement shall prohibit the Company from waiving, rendering inapplicable, exempting, or taking any action to waive, render inapplicable or exempt any Third Party from any standstill agreement or similar arrangement to permit such Third Party to make an Acquisition Proposal from and after the date hereof and prior to the Solicitation Period Termination Date.  The Company represents and warrants that it has not entered into any Company Agreement prior to the date hereof, and covenants and agrees that it will not enter into any Company Agreement following the date hereof, that would prevent the Company from providing any of the information described in this Section 5.2 to Parent or would otherwise prevent the Company from complying with its obligations pursuant to this Section 5.2. The parties hereto agree that, notwithstanding anything to the contrary in the Confidentiality Agreement, the restrictions contained in Section 16 of the Confidentiality Agreement shall be continued as to the Guarantor, Parent, Merger Sub and any of their Affiliates until the termination of this Agreement, and no action by the Company, the Company Board of Directors, or any of their Representatives permitted by this Agreement shall cause any such restrictions to be waived, amended, or terminated.

(h)           The Company agrees that any violation of the provisions of this Section 5.2 by any Representative of the Company or any of the Company Subsidiaries at the direction or with the consent of the Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 5.2 by the Company.

Section 5.3.            Board Recommendation.

(a)           Subject to Section 5.3(b) and Section 5.3(d), the Company Board of Directors shall not (i) withdraw, qualify, modify, change, or amend in any manner adverse to Parent, or publicly propose to withdraw, qualify, modify, change, or amend in any manner adverse to Parent, the Company Recommendation, (ii) adopt or recommend an Acquisition Proposal, (iii) fail to make or reaffirm the Company Recommendation (including, within three (3) Business Days following Parent’s request), (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Company Subsidiary to execute or enter into any agreement (other than an Acceptable Confidentiality Agreement pursuant to Section 5.2)), arrangement, or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement with respect to an Acquisition Proposal (an “Alternative Acquisition Agreement”), or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as a “Company Change in Recommendation”).

(b)           Notwithstanding anything in this Agreement to the contrary, including the foregoing Section 5.3(a), at any time prior to the Company Stockholder Approval, the Company Board of Directors may, if the Company Board of Directors determines in good faith (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel) that the failure to do so would be inconsistent with the directors’ fiduciary duties to the Company Stockholders under applicable

Laws, (i) make a Company Change in Recommendation in response to either (x) the Company’s receipt of a bona fide written and, following the Solicitation Period Termination Date (with respect to any Person other than an Excluded Party) and following the Go-Shop Period Termination Date (with respect to any Third Party), an unsolicited Acquisition Proposal from a Third Party after the date hereof and that does not result from a breach of Section 5.2 that would, if this Agreement was not amended, constitute a Superior Proposal or (y) any event, change, or development occurring or arising after the date hereof, or any fact or circumstance, which event, change, development, fact, or circumstance was not actually known, appreciated or understood by the Company Board of Directors as of the date hereof and not relating to any Acquisition Proposal (such fact, event, change, development, or circumstance, an “Intervening Event”) or (ii) cause the Company to terminate this Agreement pursuant to Section 8.1(d) in response to such Superior Proposal; provided, however, that, in the case of such Superior Proposal, (A) no Company Change in Recommendation pursuant to this Section 5.3(b) may be made and (B) no termination of this Agreement pursuant to Section 8.1(d) may be made, in either case (1) until after the fifth (5th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board of Directors intends to make a Company Change in Recommendation or terminate this Agreement pursuant to Section 8.1(d) and stating that the Company Board of Directors intends to cause the Company to enter into an Alternative Acquisition Agreement, and specifying the reasons therefor, including the identity of the Third Party making such Superior Proposal and a copy of such Alternative Acquisition Agreement (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and an additional three (3) Business Day period and compliance with this Section 5.3(b) with respect to each such new notice), (2) unless during such five (5) Business Day period (and additional three (3) Business Day period), the Company shall, and shall cause its Representatives to, unless waived in writing by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board of Directors to proceed with making the Company Recommendation and not make such a Company Change in Recommendation or terminate this Agreement, and (3) unless, prior to the expiration of such five (5) Business Day period (and any additional three (3) Business Day period), Parent does not make a proposal to adjust the terms and conditions of this Agreement that the Company Board of Directors determines in good faith (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel) to be at least as favorable as the Superior Proposal; provided, further, that, in the case of an Intervening Event, no Company Change in Recommendation pursuant to this Section 5.3(b) may be made (A) until after the fifth (5th) Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board of Directors intends to take such action and specifying the facts underlying the Company Board of Directors’ determination that an Intervening Event has occurred, and the reason for the Company Change in Recommendation, in reasonable detail (it being understood and agreed that any material change in such Intervening Event shall require a new written notice and an additional three (3) Business Day period and compliance with this Section 5.3(b) with respect to each such new notice), (B) unless during such five (5) Business Day period (and any additional three (3) Business Day period), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to enable Parent to amend this Agreement in such a manner that obviates the need for a Company Change in Recommendation, and (C) unless, by the expiration of such five (5)

Business Day period (and any additional three (3) Business Day period), the Company Board of Directors determines in good faith, taking into consideration any amendments to this Agreement proposed by Parent (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel), that the failure to effect a Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties to the Company Stockholders under applicable Laws.

(c)           Subject to Section 6.1(e)(i), unless this Agreement is terminated pursuant to, and in accordance with, Section 8.1, (i) the obligation of the Company to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and to hold a vote of the Company Stockholders on the adoption of this Agreement at the Special Meeting pursuant to Section 6.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal), or by a Company Change in Recommendation, and (ii) in any case in which the Company makes a Company Change in Recommendation pursuant to this Section 5.3, the Company shall nevertheless submit this Agreement to a vote of its stockholders at the Special Meeting for the purpose of adopting this Agreement.

(d)           Nothing contained in Section 5.2 or this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company Stockholders, if, the Company Board of Directors determines in good faith, after consultation with outside counsel, that the failure to do so would be inconsistent with the Company Board of Directors’ fiduciary duties or would violate applicable Law; provided, however, that, in no event shall the Company Board of Directors take any action prohibited by Section 5.2 or this Section 5.3 without complying with the terms of such provision.  In addition, it is understood and agreed that, for purposes of this Agreement, any disclosure that constitutes a stop, look, and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act or similar communication to the Company Stockholders shall not constitute a Company Change in Recommendation or an approval or recommendation with respect to any Acquisition Proposal, so long as such communication includes a statement that the Company Board continues to support the Company Recommendation.

Section 5.4.            Notification.  The Company agrees that it will promptly inform its and the Company Subsidiaries’ respective Representatives of the obligations undertaken in this Article V.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1.            Proxy Statement; Stockholders’ Meeting.

(a)           As promptly as practicable following the date hereof, the Company shall use its reasonable best efforts to prepare and file by March 1, 2012 a proxy statement for the Special Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) seeking stockholder approval of the Merger and adoption of this Agreement; provided, that Parent shall be given a reasonable opportunity to review and comment on the draft of the Proxy Statement before it is filed with the SEC and the Company shall coordinate and cooperate with, and give due consideration to all reasonable additions, deletions, or changes suggested by Parent in connection with the Proxy Statement.  Once such draft is in a form acceptable to both Parties, the Company shall file the Proxy Statement with the SEC.  The Company shall include in the Proxy Statement the Company Recommendation unless the Company has withdrawn, modified or amended the Company Recommendation in accordance with Section 5.3.  The Company shall use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement, and Parent and Merger Sub shall cooperate with the Company in the preparation of the Proxy Statement and shall furnish all information concerning Parent and Merger Sub as is required to be included in the Proxy Statement.

(b)           The Company shall provide Parent with copies of any written comments, and shall inform Parent of any oral comments, that the Company or its Representatives may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the Company’s receipt of such comments, and any written or oral responses thereto, and the Company shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Parent shall be given a reasonable opportunity to review and comment on any such written responses and the Company shall coordinate and cooperate with, and give due consideration to all reasonable additions, deletions, or changes suggested by Parent in connection with such responses.  The Company shall, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the Proxy Statement.

(c)           The Company shall use reasonable best efforts so that the Proxy Statement shall not, at the time the Proxy Statement is first mailed and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading; provided, however, that no such covenant or agreement is made by the Company with respect to information supplied by or on behalf of Parent, relating to Parent, Merger Sub or any Subsidiary of Parent, expressly for inclusion in the Proxy Statement.

(d)           The Company and Parent agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Laws, and the Company further agrees to take all steps necessary to cause the Proxy Statement, as so corrected (if applicable), to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement as provided in Section 6.1(e)(ii), mailed to holders of Shares, in each case as and to the extent required by applicable federal securities Laws.

(e)           As promptly as reasonably practicable after the date hereof, the Company shall:

(i)              in accordance with applicable Laws and the Company Governing Documents, mail “broker search cards” with respect to, duly set a record date for, call, give notice of, convene, and hold a special meeting of the Company Stockholders (including any adjournments and postponements, the “Special Meeting”) for the purpose of considering and taking action upon this Agreement (with the record date and meeting date set in consultation with Parent); provided, that the broker search cards shall be mailed no later than the fifth (5th) Business Day after the date hereof and shall assume a record date of March 22, 2012; provided, further, however, that the Special Meeting shall not be held before the Go-Shop Period Termination Date; provided, further, however, that the Company may postpone the Special Meeting (A) with the prior written consent of Parent (which prior written consent shall not be unreasonably withheld or delayed), (B) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board of Directors has determined in good faith (after consultation with its outside legal counsel) is required under applicable Laws to be disseminated and reviewed by the Company’s stockholders prior to the Special Meeting, or (C) if the Company has provided a written notice to Parent of an intention to make a Company Change of Recommendation as contemplated by Section 5.3(b) and the latest five (5) or three (3) Business Day period (as applicable) contemplated by Section 5.3(b) has not then ended;

(ii)             cause the definitive Proxy Statement to be mailed to the Company Stockholders as promptly as practicable after, and in any event no later than three (3) Business Days after, the later of (A) the date on which the SEC shall have informed the Company that it does not intend to review or has no further comments with respect to the Proxy Statement, and (B) March 16, 2012; and

(iii)            use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement.

Section 6.2.            Additional Agreements.  Subject to the terms and conditions hereof, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions or to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to achieve the satisfaction of the conditions set forth in Article VII, and to consummate and make effective the Merger as promptly as practicable.  The Company, Parent, and Merger Sub shall use their reasonable best efforts to obtain in a timely manner all necessary waivers, consents, and approvals and to effect all necessary registrations and filings, and to use their reasonable best efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger; provided, that nothing contained in this Section 6.2 shall require any party to waive any of the Closing conditions set forth in Article VII. This Section 6.2 shall not be applicable to the matters addressed by Section 6.5.

Section 6.3.            Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent and Merger Sub shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective

Time and (b) any material failure of the Company, on the one hand, or Merger Sub or Parent, on the other hand, or, in either case, any officer, director, employee, or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that would reasonably be expected to result in any condition to the obligations of any Party to effect the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice or the representations or warranties of the Parties or the conditions to the obligations of the Parties.

Section 6.4.            Access; Confidentiality. Subject to compliance with applicable Laws, from the date hereof until the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, (a) upon reasonable prior written notice, give Parent, its officers, employees and Representatives, reasonable access during normal business hours to the Company’s and the Company Subsidiaries’ officers, properties, offices, and other facilities and to the Company’s and the Company Subsidiaries’ books and records, and (b) furnish Parent with such financial and operating data and other information with respect to the business, properties, and Company Agreements of the Company and the Company Subsidiaries as Parent may from time to time reasonably request.  Notwithstanding the foregoing, any such investigation or consultation shall be (i) subject to any existing confidentiality obligations of the Company and applicable Law or unless the disclosure of any information would jeopardize any applicable legal privilege or the work product doctrine; provided, that in each case Parent and the Company shall use reasonable best efforts to cooperate with one another to permit disclosure of such information in a manner consistent with such confidentiality obligations and the preservation of such legal privilege or work product protection (including by seeking consent of the applicable party to whom the duty of confidentiality is owed) or waive such privilege and (ii) conducted in such a manner so as not to interfere unreasonably with the business or operations of the Company or any of the Company Subsidiaries or discharge by such officers of their normal duties.  No investigation conducted under this Section 6.4 will affect or be deemed to modify any representation or warranty made in this Agreement.

Section 6.5.            Consents and Approvals.

(a)           Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to (i) obtain from any Governmental Authority any Permits required to be obtained or made by Parent, Merger Sub, or the Company or any of their respective Subsidiaries, including the Company Governmental Filings, or avoid any action or proceeding by any Governmental Authority (including those in connection with the HSR Act), in connection with the authorization, execution, and delivery of this Agreement and the consummation of the Transactions, (ii) make or cause to be made the applications or filings required to be made by Parent, Merger Sub, or the Company or any of their respective Subsidiaries under or with respect to the HSR Act or any other applicable Laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, and pay any fees due in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten (10) Business Days after the date hereof, (iii) reasonably comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the

Department of Justice or any other Governmental Authority in connection with such applications or filings or the Transactions, and (iv) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions, or changes suggested by the other Party in connection with, making (A) any filing of any form, application, report or other submission required under or with respect to the HSR Act or any such other applicable Laws, or with any Governmental Authority relating to any Company Governmental Filings, and (B) any filings, conferences, or other submissions related to resolving any investigation or other inquiry by any such Governmental Authority.  Each of the Company and Parent shall, and shall cause their respective Affiliates and Representatives to, furnish to the other Party all information necessary for any such application or other filing to be made in connection with the Transactions.  Each of the Company and Parent shall promptly inform the other of any material communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such application or filing, including with respect to the Company Governmental Filings.  If a Party intends to independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry, then such Party shall give the other Party reasonable prior notice of such meeting and invite Representatives of the other Party to participate in the meeting with the Governmental Authority unless prohibited by such Governmental Authority.  The Parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

(b)           The Company shall give (or shall cause its Subsidiaries to give) any notices to third parties, and use, and cause its Subsidiaries to use, reasonable best efforts to obtain any third party consents, (i) necessary to consummate the Merger or (ii) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however, that the Company and Parent shall coordinate and reasonably cooperate in determining whether any actions, notices, consents, approvals, or waivers are required to be given or obtained, or should be given or obtained, from parties to any Company Material Contracts in connection with consummation of the Transactions and seeking any such actions, notices, consents, approvals, or waivers.

(c)           From the date hereof until the Effective Time, each of Parent and the Company shall promptly notify the other in writing of any pending or, to the Knowledge of Parent or the Company (as the case may be), threatened action, suit, arbitration, or other proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking material damages in connection with the Transactions or (ii) seeking to restrain or prohibit the consummation of the Transactions or otherwise limit in any material respect the right of Merger Sub to own or operate all or any portion of the businesses or assets of the Company or any Company Subsidiary.

(d)           If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by or before a Governmental Authority challenging the Transactions as violating any applicable Laws, each of the Company, Parent, and Merger Sub shall, and shall cause their respective Affiliates to, cooperate and use their reasonable best efforts to contest and resist, except insofar as the Company, Parent, and Merger Sub may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent, or restrict consummation of, or impose a materially adverse condition upon, the Transactions.  It is agreed that Parent and the Company shall jointly control all such actions and proceedings and shall jointly coordinate all activities, any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought in connection with such actions or proceedings, including determining the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, administrative or judicial actions or proceedings challenging the consummation of the Merger and the Transactions; provided, however, that if the resolution of any administrative or judicial actions or proceedings challenging the consummation of the Merger or the Transactions involves, or is reasonably likely to involve, any (i) payment or (ii) remedy of the type described in clauses (1) through (6) of Section 6.5(e) and such payment or remedy would reasonably be expected, individually or in the aggregate, to have an adverse impact (except to the extent immaterial) on any of the businesses or assets or that may impact (except to the extent immaterial) the current or future business models, plans, or structures of the Company and the Company Subsidiaries, taken as a whole, then Parent shall have the sole right to determine whether or not to agree to such payment or remedy.  Notwithstanding the obligations of the Company, any Company Subsidiary, Parent, or Merger Sub as set forth in this Section 6.5, neither the Company nor any Company Subsidiary, on the one hand, nor Parent or Merger Sub, on the other hand, shall be required to, prior to the Effective Time, make or commit to make any material payment to any third party or agree to any material amendment, waiver, or modification to any Company Material Contract or any other agreement, as applicable, or any limitation on the conduct of its business, in order to obtain any such consent, approval, or waiver unless the Company or Parent, as applicable, shall agree to reimburse the other Party for such payment or any such amendment, waiver, or modification will not be effective if the Effective Time does not occur.

(e)           It is agreed that Parent and the Company shall jointly control the obtaining or filing of all Permits (other than those in connection with the HSR Act) required to be obtained or made by the Company, a Company Subsidiary, Parent or Merger Sub, including the Company Governmental Filings, in connection with the authorization, execution, and delivery of this Agreement and the consummation of the Transactions.  It is further agreed that the Company and Parent shall jointly select mutually agreeable lead outside counsel for the purposes of obtaining the Permits (other than those in connection with the HSR Act) required to be obtained or made by Parent, Merger Sub, or the Company or any of their respective Subsidiaries pursuant to Section 6.5(a); provided, however, that each shall have the right to hire independent counsel in order to advise such party in addition to such lead outside counsel.  If necessary to obtain from any Governmental Authority any Permits required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, under the HSR Act or with respect to any Company Governmental Filing, each of Parent and the Company shall cooperate with each other, and use its reasonable best efforts, and Parent shall cause each of Merger Sub, Guarantor, and Guarantor’s Affiliates to use their collective reasonable best efforts, to resolve such objections as may be asserted by any Governmental Authority, including taking all reasonable actions reasonably necessary to resolve any matters regarding their respective suitability to make or obtain such Permits.  Notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by any of Parent, Merger Sub, Guarantor and Guarantor’s Affiliates, on the one hand, or the Company, on the other hand, to consummate the Transactions, in no event shall Parent, Merger Sub, Guarantor or the Company or any of their respective Subsidiaries or Affiliates be obligated to (1) propose or agree to make any Divestiture, (2) agree to any prohibition of, or any limitation on, the acquisition, ownership, operation, effective control or exercise of full rights of ownership of any asset or business (including the Company and its assets, respectively), (3) accept any operational restriction, (4) take or commit to take any other action, undertaking, condition or consent decree, (5) terminate or amend any existing or contemplated governance structure or contemplated contractual or governance rights, or (6) enter into any agreement if, in any such case as described in clauses (1) through (6) above, doing so would reasonably be expected, individually or in the aggregate, to have an adverse impact (except to the extent immaterial) on any of their respective businesses or assets or that may impact (except to the extent immaterial) the current or future business models, plans, or structures of Guarantor and its Subsidiaries, taken as a whole, Parent and its Subsidiaries, taken as a whole, or the Company and the Company Subsidiaries, taken as a whole, except, in the case of the Company, at the request of Parent, if the effectiveness or consummation thereof is conditioned on the consummation of the Merger.

Section 6.6.            Publicity.  Except with respect to any Company Change in Recommendation or any other action taken by the Company or the Company Board of Directors (or committee of the Board of Directors) pursuant to, and in accordance with Section 5.2 and Section 5.3, so long as this Agreement is in effect, Company and Parent shall consult with each other and, to the extent practicable, provide each other reasonable opportunity to review and comment on any press release or other public announcement with respect to the Merger or this Agreement prior to issuance of such press release or public announcement, and shall not issue or publish any such press release or other public announcement prior to such consultation, except as may be required by applicable Laws or by any listing agreement with or the listing rules of a national securities exchange or trading market, in which case, reasonable best efforts to consult with the other Party shall be made prior to any such issuance or publication.

Section 6.7.            Directors’ and Officers’ Insurance and Indemnification.

(a)           All rights to indemnification and exoneration (including provisions relating to expense reimbursement or advancement) now existing in favor of any current or former director, officer, employee or agent of the Company or any Company Subsidiary (the “Covered Persons”) under the Company Governing Documents or such Company Subsidiary’s organizational documents, or in agreements between a Covered Person and the Company or one of its Subsidiaries (each, an “Indemnification Agreement”), shall survive the Merger and shall continue in full force and effect (and shall not be amended, repealed or otherwise modified in any adverse respect) for a period of not less than six (6) years after the Effective Time, or with respect to any such Indemnification Agreement, in accordance with the terms of such Indemnification Agreement.  If any Covered Person is or becomes involved in any Legal Proceeding in connection with any matter in respect of which such Covered Person would be entitled to be indemnified by the Company or the Surviving Corporation, then to the extent not provided in the foregoing, the Company, and after the Effective Time, the Surviving Corporation shall (and Parent shall cause Surviving Corporation to), pay, as incurred, such Covered Person’s legal fees, costs and expenses incurred in connection with such Legal Proceeding, subject to receipt of an undertaking by or on behalf of such Covered Person to repay such legal fees, costs and expenses if it is ultimately determined by a court of competent jurisdiction (after all rights to appeal shall have expired) that such Covered Person is not entitled to be indemnified under applicable Laws.

(b)           For a period of six (6) years after the Effective Time, the respective certificates of incorporation and bylaws or similar organizational or governing documents of the Surviving Corporation and the Company Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents and the certificates of incorporation, bylaws, or similar organizational and governing documents of the Company Subsidiaries.  From and after the Effective Time, Parent shall cause the Surviving Corporation and the Company Subsidiaries to honor, in accordance with their respective terms, the covenants contained in this Section 6.7.  Parent shall also assume, honor, and guaranty and stand as surety for the Surviving Corporation and provide the Surviving Corporation with sufficient funds to fulfill its obligations in this Section 6.7.

(c)           The Parent shall, or shall cause the Surviving Corporation to, maintain and extend (i)  for a period of not less than six (6) years after the Effective Time all existing officers’ and directors’ liability insurance of the Company (“D&O Insurance”) and (ii) for a period of not less than three (3) years after the Effective Time all existing employment practices liability insurance of the Company (“EPL Insurance”), and existing employment benefit plan fiduciary liability insurance of the Company (“Fiduciary Insurance”), in all cases with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the Effective Time, including in connection with the approval of the Merger and the adoption of this Agreement; provided, however, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the Covered Persons than the existing D&O Insurance, EPL Insurance, and Fiduciary Insurance (so long as such policies are provided by the Company’s current insurance carrier or by a carrier with a rating no lower than an A.M. Best rating of A); provided, further, that (i) if the existing D&O Insurance, EPL Insurance or Fiduciary Insurance expires or is terminated or cancelled during such period, the Parent shall, or shall cause the Surviving Corporation to, obtain and maintain substantially similar D&O Insurance, EPL Insurance, or Fiduciary Insurance (as applicable) (with such replacement policies to be provided by the Company’s current insurance carrier or by a carrier with a rating no lower than an A.M. Best rating of A); (ii) in no event shall Parent be required to pay aggregate premiums for insurance under this Section 6.7(c) in excess of 250% of the aggregate premiums paid by the Company in 2011 for such purpose (the “Base Premium”), the true and correct amount of which is set forth on Section 6.7(c) of the Company Disclosure Schedule; and (iii) if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 6.7(c) for such aggregate premium, Parent shall, or shall cause the Surviving Corporation to, obtain as much insurance as can be obtained for aggregate premiums not in excess of 250% of the Base Premium. At the Company’s option, it may, after consulting with Parent and considering Parent’s views in good faith, elect to obtain prepaid “tail” or “runoff” policies prior to the Effective Time covering a period of six (6) years from and after the Effective Time with respect to acts and omissions occurring on or prior to the Effective Time; provided that the premium therefor does not exceed 250% of the Base Premium.   In the event the Company purchases a “tail” or “runoff” policy prior to the Effective Time, Parent and the Surviving Corporation shall maintain such tail or runoff policy in full force and effect in lieu of all other obligations of Parent and the Surviving Corporation in the first sentence of this Section 6.7(c) for so long as any such tail or runoff policy remains in full force and effect.

(d)           The rights of each Covered Person hereunder shall be in addition to, and not in limitation of, any other rights such Covered Person may have under the certificates of incorporation or bylaws or other organization or governing documents of the Company or any Company Subsidiary, any other indemnification arrangement, the DGCL or otherwise.

(e)           For six (6) years after the Effective Time, in the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.7.

(f)            The provisions of this Section 6.7 shall survive the consummation of the Merger.  The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.7, and this Section 6.7 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.8.            State Takeover Laws.  If any “control share acquisition,” “fair price,” or other anti-takeover Laws or regulations enacted under state or federal Laws becomes or is deemed to become applicable to the Company, the Merger or any other Transaction, then the Company, Parent, Merger Sub, and the members of their respective boards of directors shall take all action reasonably necessary and appropriate to render such statute inapplicable to the foregoing.

Section 6.9.            Section 16 of the Exchange Act. Prior to the Effective Time, the Company Board of Directors, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Common Stock, or Company Stock Rights (or Common Stock issued upon exercise or vesting of the same), shall be an exempt transaction for purposes of Section 16.

Section 6.10.          Stockholder Litigation.  The Company shall promptly notify Parent in writing of any stockholder litigation related to this Agreement, the Merger or the other Transactions that is brought, or, to the Knowledge of the Company, threatened, against the Company or the Company Board of Directors prior to the Effective Time and shall keep Parent promptly informed with respect to the status thereof.  It is agreed that Parent, after consulting with the Company and considering the Company’s views in good faith, shall make all decisions, lead all discussions, negotiations and other proceedings, and coordinate all activities, any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought in connection with any such stockholder litigation, including determining the manner in which to contest or otherwise respond to such stockholder litigation.  Notwithstanding anything else contained in this Section 6.10, the Company may direct Parent to settle or otherwise compromise any stockholder litigation related to this Agreement if such settlement or compromise does not involve the imposition of (i) material equitable relief (which shall include any injunction, specific performance or similar demand or order) on the Company or any Company Subsidiary, (ii) criminal liability on the Company or any Company Subsidiary and (iii) the aggregate amount of all such settlements or compromises do not exceed the amount set forth on Section 6.10 of the Company Disclosure Schedule.

Section 6.11.          Employee Matters.

(a)           From and after the Effective Time Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all existing employment and severance agreements between the Company or any of its Subsidiaries and any officer, director or employee of the Company or any of its Subsidiaries listed on Section 6.11(a) of the Company Disclosure Schedule, except as otherwise agreed to between Parent or the Surviving Corporation, on the one hand, and any officer, director or employee of the Company or any of its Subsidiaries, on the other hand.

(b)           Subject to Section 6.11(d), from and after the Effective Time, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for individuals employed by the Company or any of its Subsidiaries at the Effective Time who remain employed by the Surviving Corporation and its Subsidiaries (the “Affected Employees”) base salary and wage rates, cash bonus (other than equity based incentive arrangements), severance practices, and employee benefits that are substantially comparable in the aggregate to those provided to such Affected Employees under the Benefit Plans or practices (other than equity-based incentive arrangements) immediately prior to the Effective Time; provided,  however, that, subject to the foregoing, nothing herein shall prevent the amendment or termination of any Benefit Plans as necessary to conform with applicable Law or interfere with the Surviving Corporation’s obligation to make such changes as are necessary to conform with applicable Law; provided, further, that the foregoing shall not relieve the Surviving Corporation or any of its Subsidiaries of any obligation to any Affected Employees under an individual employment agreement with the Company or any of its Subsidiaries.

(c)           With respect to any employee benefit plan or program maintained or contributed to by Parent or any of its Subsidiaries (each, a “Parent Benefit Plan”) in which an Affected Employee may participate, or may become eligible to participate, Parent shall: (i) provide or cause to be provided to each Affected Employee service credit to the extent such service would be recognized if it had been performed as an employee of Parent or its Subsidiaries for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan, any retiree medical or other post-retirement welfare plan, benefits under any frozen employee benefit plan or as would otherwise result in a duplication of benefits) for all periods of employment with the Company or any of its Subsidiaries prior to the Closing Date; (ii) waive, to the extent within Parent’s control and ability under any current Parent Benefit Plan, or use reasonable best efforts to cause any third-party insurance carriers to waive, pre-existing conditions or limitations, eligibility, waiting periods or required physical examinations under any Parent Benefit Plan which is a welfare plan with respect to the Affected Employees and their eligible dependents, to the extent waived under the corresponding Benefit Plan in which the applicable Affected Employees participated immediately prior to the Closing Date and, with respect to life insurance coverage, up to the Affected Employee’s current level of insurability; and (iii) provide, to the extent within Parent’s control and ability under any current Parent Benefit Plan, or use reasonable best efforts to cause any third-party insurance carriers to provide, the Affected Employees and their eligible dependents credit for the plan year in which the Closing Date occurs towards applicable co-payments, deductibles and annual out-of-pocket limits for expenses incurred prior to the Closing Date.  For the avoidance of doubt, no Affected Employee shall be retroactively eligible for any Parent Benefit Plan, including any such Parent Benefit Plan that was frozen prior to the Closing Date.

(d)           The Parties acknowledge and agree that no provision of this Agreement shall be construed to:  (i) create any right to any compensation or benefits whatsoever on the part of any Affected Employee or other future, present or former employee of the Company, the Surviving Corporation, Parent or any of their respective Affiliates; (ii) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation to terminate any employee, independent contractor or Affected Employee for any reason at any time; require Parent or the Surviving Corporation to continue any Benefit Plan, Parent Benefit Plan, or other employee compensation or benefit plans or arrangements, or prevent the amendment, modification or termination thereof after the Closing; or (iv) constitute an amendment to any Benefit Plan, Parent Benefit Plan, or other employee benefit or compensation plans or arrangements.  Nothing in this Section 6.11 or elsewhere in this Agreement shall be deemed to make any employee, former employee, independent contractor or Affected Employee (including any beneficiary or dependent thereof) a third party beneficiary of this Section 6.11 or any rights relating hereto.

Section 6.12.          Stock Exchange De-Listing. Parent and the Surviving Corporation shall use their reasonable best efforts to cause the Shares to be de-listed from the NYSE and de-registered under the Exchange Act promptly following the Effective Time.

Section 6.13.          Director Resignations. Prior to the Closing Date, the Company shall cause each member of the Company Board of Directors to execute and deliver a letter, which shall not be revoked or amended prior to the Effective Time, effectuating his or her resignation as a member of the Company Board of Directors effective immediately prior to, and conditional on, the Effective Time.

Section 6.14.          Repayment of Outstanding Indebtedness.  Subject to the receipt from Parent of the funds necessary to make all necessary payments under this Section 6.14, the Company shall obtain, at or prior to the Closing, a payoff letter with respect to the Existing Credit Facility in form and substance reasonably satisfactory to Parent (the “Payoff Letter”), together with such other documents and instruments as may reasonably be required by Parent to demonstrate that, effective as of the payment of the amount provided in the Payoff Letter to the party identified therein, which the Company shall pay on the Closing, (i) the Existing Credit Facility shall terminate (except for those provisions that customarily survive termination), (ii) all Indebtedness and other payment obligations of the Company and its affiliates under the Existing

Credit Facility shall be repaid in full, (iii) all letters of credit outstanding thereunder shall either terminate or, if arrangements are made for any such letter of credit to remain outstanding following the termination of the Existing Credit Facility, each such letter of credit shall be cash collateralized pursuant to arrangements described in the Existing Credit Facility or otherwise reasonably satisfactory to Parent, and (iv) all of the Company’s and its Affiliates’ assets and properties are free from any and all Liens related thereto.

ARTICLE VII

CONDITIONS

Section 7.1.            Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Laws:

(a)           Stockholder Approval.  The Company Stockholder Approval shall have been obtained;

(b)           Statutes; Court Orders.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other Transactions; and

(c)           HSR Approval.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and no restrictive order or other requirements shall have been placed on the Company, Parent, Merger Sub or the Surviving Corporation in connection therewith.

Section 7.2.            Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by Parent and Merger Sub to the extent permitted by applicable Laws:

(a)           Representations and Warranties.  The representations and warranties of the Company contained in Section 3.1 (Organization) (solely to the extent it applies to the Company), Section 3.2 (Capitalization) (subject to de minimis exceptions in nature or amount involving discrepancies of shares of Common Stock, Company Options or Restricted Stock that do not exceed One Million Dollars ($1,000,000) in the aggregate), Section 3.3 (Authorization; Validity of Agreement; Company Action), the second sentence of Section 3.8(a) (Absence of Certain Changes), Section 3.18 (Information in the Proxy Statement), Section 3.19 (Opinion of Financial Advisor), Section 3.22(a) (Brokers) and Section 3.24 (Voting Requirements) shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).  All other representations and warranties of the Company set forth in this Agreement shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)           No Material Adverse Effect.  Since the date hereof, there shall not have occurred or been discovered, and be continuing, any event, circumstance, change, occurrence, state of facts, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(d)           Company Closing Certificate.  Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c), and Section 7.2(f) have been satisfied.

(e)           Director Resignations.  Parent shall have received written resignation letters from each director of the Company as contemplated pursuant to Section 6.13 effective as of the Effective Time.

(f)            Regulatory Matters.

(i)            With respect to the Operating Permits identified on Section 7.2(f)(i) of the Company Disclosure Schedule, the Company shall have made or obtained, as applicable, each filing, authorization, consent or approval required in connection with the consummation of the Transactions, and such authorization, consent or approval, as applicable, shall not have been withdrawn or revoked.

(ii)           With respect to the Operating Permits identified on Section 7.2(f)(ii) of the Company Disclosure Schedule, the relevant Governmental Authority shall not have revoked, rescinded, or failed to renew any such Operating Permit (or provided written notice of its intention to take any such action) or, if any such Governmental Authority shall have required that a filing with, or authorization, consent or approval of such Governmental Authority be made or obtained in connection with the consummation of the Transactions, the Company shall have made such filing or obtained such authorization, consent or approval, and such authorization, consent or approval, as applicable, shall not have been withdrawn or revoked.

(iii)          The Company shall not be deemed to have a loss of the percentage set forth on Section 7.2(f)(iii) of the Company Disclosure Schedule of the Company’s aggregate CGP resulting from the failure of the Company to make or obtain, as applicable, any filing, authorization, consent, or approval required to be made or obtained prior to the Effective

Time with respect to any Operating Permit, or the revocation, rescission or non-renewal of any Operating Permit, in each case in connection with the consummation of the Transactions.  For purposes of this Section 7.2(f)(iii), for each state set forth on Section 9.5 of the Company Disclosure Schedule with respect to the applicable Operating Permit, the following shall be deemed to constitute a loss of the CGP of such state: (a) failure to make a filing if such state requires a filing to be made prior to the Effective Time with respect to the applicable Operating Permit, (b) failure to obtain an authorization, consent or approval, if such state requires an authorization, consent or approval to be obtained prior to the Effective Time with respect to the applicable Operating Permit, and (c) a revocation, rescission, or non-renewal of the applicable Operating Permit, in each case, in connection with the consummation of the Transactions and to the extent not cured by the Outside Date, as it may be extended.

(g)           Repayment of Outstanding Indebtedness. Subject to the receipt from Parent of the funds necessary to make all necessary payments under Section 6.14, the Company shall obtain and deliver to Parent, at or prior to the Closing, an executed copy of the Payoff Letter, together with such other documents and instruments as may reasonably be required by Parent to demonstrate that, effective as of the payment of the amount provided in the Payoff Letter to the party identified therein, which the Company shall pay on the Closing, (i) the Existing Credit Facility shall terminate (except for those provisions that customarily survive termination), (ii) all Indebtedness and other payment obligations of the Company and its affiliates under the Existing Credit Facility shall be repaid in full, (iii) all letters of credit outstanding thereunder shall either terminate or, if arrangements are made for any such letter of credit to remain outstanding following the termination of the Existing Credit Facility, each such letter of credit shall be cash collateralized pursuant to arrangements described in the Existing Credit Facility or otherwise reasonably satisfactory to Parent, and (iv) all of the Company’s and its Affiliates’ assets and properties are free from any and all Liens related thereto.

(h)           Change in Laws.  Without limiting Section 7.2(f), there shall not have occurred any change in Laws after the date hereof that, individually or in the aggregate, has had or would reasonably be expected to result in a loss of CGP, damages or liabilities to the Company and the Company Subsidiaries, taken as a whole, in an amount exceeding twenty percent (20%) of CGP.

Section 7.3.            Conditions to the Obligations of the Company.  The obligations of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Laws:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in Section 4.1 (Organization) (solely to the extent it applies to Merger Sub), Section 4.2 (Authorization; Validity of Agreement; Necessary Action), and Section 4.7 (Capitalization and Operation of Merger Sub) shall be true and correct in all respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date).  All other representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified by materiality shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and

(c)           Parent and Merger Sub Closing Certificate.  The Company shall have received at the Closing a certificate signed on behalf of each of Parent and Merger Sub by its respective Chief Executive Officer or the Chief Financial Officer certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1.                  Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time (in all cases, by action of the respective board of directors of the terminating Party or Parties):

(a)           By mutual written consent of Parent and the Company;

(b)           By either Parent or the Company:

(i)              if a court of competent jurisdiction or other Governmental Authority shall have issued a final, non-appealable order, decree, or ruling or taken any other action (which order, decree, judgment, injunction or other action the terminating Party shall have used its reasonable best efforts to lift or avoid), in each case permanently restraining, enjoining or otherwise prohibiting the Merger;

(ii)             if, prior to the Effective Time, there has been a material breach by the other Party of any representation, warranty, covenant, or agreement set forth in this Agreement, which breach (A) in the case of a breach by the Company, would give rise to the failure of any conditions set forth in Section 7.1 or Section 7.2 and is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (x) three (3) Business Days prior to the Outside Date or (y) the date that is thirty (30) days from the date that the Company is notified by Parent of such breach; and (B) in the case of a breach by Parent or Merger Sub, would prevent Parent or Merger Sub’s ability to consummate the Merger or give rise to the failure of any conditions set forth in Section 7.1 or Section 7.3 and is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of (x) three (3) Business Days prior to the Outside Date or (y) the date that is thirty (30) days from the date that Parent is notified by Company of such breach (no prior notice of breach shall be required with respect to a breach of any covenants or agreements to be performed on the Closing Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party who is then in material breach of any of its (including, in the case of Parent, any breach by Merger Sub) representations, warranties, covenants, or agreements set forth in this Agreement;

(iii)            if the Closing Date has not occurred by the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any Party whose failure to fulfill any obligation or whose breach of any representation, warranty, or covenant under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing Date to have occurred by the Outside Date (including, in the case of Parent, any breach by Merger Sub); provided, further, that, if on the Outside Date, the conditions set forth in Section 7.2(f) shall not have been satisfied but all other conditions set forth in Section 7.2 have otherwise been satisfied or are capable of being satisfied at the Closing, then the Outside Date shall be extended to the date that is thirty (30) days after the Outside Date, and the Outside Date shall be further extended on two (2) additional successive occasions if the conditions to such extension set forth in this proviso are satisfied on any such extended Outside Date; or

(iv)            the Company Stockholder Approval is not obtained at the Special Meeting;

(c)           By Parent, at any time prior to Company Stockholder Approval, if (i) the Company Board of Directors shall have withdrawn, qualified, modified, changed, or amended in any manner adverse to Parent, or publicly proposed to withdraw, qualify, modify, change or amend in any manner adverse to Parent, the Company Recommendation, (ii) (A) the Company Board of Directors shall have approved, endorsed or recommended to the Company Stockholders an Acquisition Proposal, (B) the Company shall have entered into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement or standstill agreement entered into in compliance with Section 5.2), (iii) a tender offer or exchange offer that constitutes an Acquisition Proposal (other than by Parent or its Affiliates) shall have been commenced prior to obtaining the Company Stockholder Approval and the Company Board of Directors shall have failed to recommend against acceptance of such tender offer or exchange offer by the Company Stockholders within seven (7) Business Days after commencement, (iv) the Company Board of Directors shall have failed to reaffirm the Company Recommendation within seven (7) Business Days after a request to so reaffirm by Parent, (v) the Company or the Company Board of Directors shall have publicly announced its intention to do any of the foregoing; or (vi) the Company shall have materially breached its obligations under Section 5.2 or Section 5.3; or

(d)           By the Company prior to the Company Stockholder Approval in order to enter into a definitive agreement relating to a Superior Proposal concurrently with the termination of this Agreement under this Section 8.1(d), provided that such termination shall not be effective unless, prior to or concurrently with such termination (i) Parent has received the Company Termination Fee or the Go-Shop Company Termination Fee, as applicable, pursuant to

Section 8.3 and (ii) the Company has complied in all material respects with its obligations under Section 5.2 and Section 5.3.

Section 8.2.                  Effect of Termination.  In the event of termination of this Agreement by any Party as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.4, Section 6.6, Section 8.3 and Article IX, which provisions shall survive such termination; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages (including (i) in the case (and for the benefit) of the Company, damages based on the consideration that would have otherwise been payable to the Company Stockholders if the Transactions were consummated and (ii) in the case (and for the benefit) of Parent, damages based on the operating and financial synergies and other economic benefits that would have otherwise accrued to Parent if the Transactions were consummated), for a knowing or intentional material breach of a representation or warranty or a knowing or intentional material breach of any obligation hereunder made or allowed to occur or fraud.

Section 8.3.                  Fees, Costs and Expenses.

(a)           Except as otherwise provided in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the Party incurring such fees, costs, or expenses, whether or not the Merger is consummated, provided, however, that (i) Parent shall pay all filing fees for the filings required for all Company Governmental Filings, including under the HSR Act, and the reasonable and documented out-of-pocket costs and expenses of Persons making such filings and (ii) the Company shall pay all expenses incurred in connection with the filing, printing, and mailing of the Proxy Statement (including applicable SEC filing fees) and the solicitation of the Company Stockholder Approval.

(b)           In the event that:

(i)              this Agreement is terminated by Parent pursuant to Section 8.1(c);

(ii)             this Agreement is terminated by the Company pursuant to Section 8.1(d); or

(iii)            (A) an Acquisition Proposal has been made or proposed to the Company or its stockholders or otherwise publicly announced, (B) this Agreement is terminated by either Parent or the Company pursuant to either Section 8.1(b)(iii) or Section 8.1(b)(iv), or by Parent pursuant to Section 8.1(b)(ii), and (C) within twelve (12) months following the date of such termination, the Company or any Company Subsidiary enters into any definitive agreement providing for, or the Company approves, recommends to its stockholders or does not oppose any Acquisition Proposal or any

Acquisition Proposal is consummated (in each case regardless of whether such Acquisition Proposal was made or consummated, before or after termination of this Agreement) (for purposes of this Section 8.3(b)(iii) only, references in the term “Acquisition Proposal” to “20% or more” shall be references to “more than 50%”):

then the Company shall pay Parent (x) a cash amount equal to Twenty-Two Million Five Hundred Thousand Dollars ($22,500,000) (the “Company Termination Fee”) plus (y) the documented out-of-pocket costs and expenses of Parent and Merger Sub relating to the Transactions (including fees and expenses of Representatives of Parent and Merger Sub) up to Five Million Dollars ($5,000,000) (the “Parent Expenses”) by wire transfer of same-day funds (i) in the case of the foregoing Section 8.3(b)(i), within four (4) Business Days after such termination, (ii) in the case of the foregoing Section 8.3(b)(ii), concurrently with, and as a condition precedent to, termination of this Agreement pursuant to Section 8.1(d), and (iii) in the case of the foregoing Section 8.3(b)(iii), within three (3) Business Days after the earlier of the date on which the Company or any Company Subsidiary enters into any definitive agreement providing for, or the Company approves, recommends to its stockholders or does not oppose, any Acquisition Proposal or any Acquisition Proposal is consummated, as described in Section 8.3(b)(iii)(C); provided, however, that if and only in the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) in order to enter into a definitive agreement with respect to a Superior Proposal with an Excluded Party prior to the Go-Shop Termination Date, then the Company shall pay Parent a cash amount equal to (i) Ten Million Dollars ($10,000,000) (the “Go-Shop Company Termination Fee”) plus (ii) the Parent Expenses concurrently with, and as a condition precedent to, such termination.

(c)           In the event that this Agreement is terminated by Parent pursuant to Section 8.1(b)(ii), then the Company shall pay Parent a cash amount equal to the Parent Expenses by wire transfer of same-day funds within two (2) Business Days after such termination, such amount to be offset against any amounts payable by the Company to Parent in accordance with Section 8.3(b)(iii), if any.

(d)           In the event that this Agreement is terminated by the Company pursuant to Section 8.1(b)(ii), then Parent shall pay the Company a cash amount equal to the documented out-of-pocket costs and expenses of the Company and its Subsidiaries relating to the Transactions (including fees and expenses of Representatives of the Company and its Subsidiaries) up to Five Million Dollars ($5,000,000) by wire transfer of same-day funds within two (2) Business Days after such termination.

(e)           In the event that Parent accepts full payment pursuant to Section 8.3(b), the receipt of the Company Termination Fee or the Go-Shop Company Termination Fee, as applicable, and the Parent Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof), or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates, or any other Person shall be entitled to bring or maintain any claim, action, or proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Transactions, or any matters forming the basis for such termination.

(f)            For the avoidance of doubt, any payment made by the Company or Parent under this Section 8.3 shall be payable only once with respect to this Section 8.3 and not in duplication even though such payment may be payable under one or more provisions hereof.

ARTICLE IX
MISCELLANEOUS

Section 9.1.            Amendment and Modification.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that after the adoption of this Agreement by the Company Stockholders, if any such amendment or waiver shall by applicable Laws or in accordance with the rules and regulations under NYSE require further approval of the Company Stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of the Company Stockholders.  Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.2.            Non-survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 9.3.            Expenses.  Except as expressly set forth in Section 8.3 or elsewhere in this Agreement, all fees, costs, and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees, costs and expenses.

Section 9.4.            Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), by facsimile or electronic transmission (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as FedEx (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:	Eagle U.S. Sub, Inc. Periférico Sur # 4121 Col Fuentas del Pedregal C.P. 14141 México D.F. Attention: Gabriel Roqueñí Facsimile: 5255.1720.78.20 Email: groqueni@elektra.com.mx

with a copy (which shall not constitute notice) to:	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Attention: Ariel J. Deckelbaum Facsimile: (212) 757-3990 Email: ajdeckelbaum@paulweiss.com

(b) if to the Company, to:

Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306
Attention: General Counsel
Facsimile: (864) 580-5454
Email: tnewell@advanceamerica.net

and to:

Attention: Chief Executive Officer
Email: po’shaughnessy@advanceamerica.net

with a copy (which shall not constitute notice) to:

K&L Gates LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602
Attention: D. Mark McMillan
Facsimile: (312) 827-8001
Email: mark.mcmillan@klgates.com

and to:

Attention: Merrick D. Hatcher
Facsimile: (312) 827-8036
Email: merrick.hatcher@klgates.com

Section 9.5.            Certain Definitions.  For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing customary terms and conditions not less favorable to the Company than the terms and conditions of the Confidentiality Agreement.  Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a purchase of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Proposal” means any inquiry (in writing or otherwise), proposal, indication of interest or offer by any Third Party that relates to (i) the direct or indirect acquisition or purchase (whether in a single transaction or a series of related transactions) of assets of the

Company and its Subsidiaries (including securities of Company Subsidiaries) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) the direct or indirect acquisition (whether in a single transaction or a series of related transactions and whether from the Company, any Company Subsidiary or any Company Stockholder) of 20% or more of the Company Common Stock (or securities or instruments convertible into or exercisable or exchangeable for such securities), (iii) a tender offer or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of the Company Common Stock, or (iv) a merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any of its Subsidiaries that, if consummated, would have the effect set forth in either the foregoing clause (i) or clause (ii), in each case, other than the Transactions.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Business Day” means any day, other than Saturday, Sunday or a United States or Mexican federal holiday or a day on which banking institutions are required or authorized by Law or executive order to be closed in the United States or Mexico, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

“CGP” means the aggregate United States “center gross profits” of the Company and the Company Subsidiaries for the twelve (12)-month period ended September 30, 2011, allocated among the states in which the Company and the Company Subsidiaries operate, as set forth on Section 9.5 of the Company Disclosure Schedule.

“Change of Control Agreements” means the Material Company Contracts identified as such on Section 3.13(a)(vi) of the Company Disclosure Schedule.

“Code” means the Internal Revenue Code of 1986.

“Company Agreements” means any note, bond, mortgage, lien, indenture, lease, license, contract, understanding or agreement, or other instrument or obligation (other than Permits or Laws) to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets is bound (in each case, whether written or oral).

“Company Bylaws” means the Amended and Restated Bylaws of the Company as in effect as of the date hereof.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company as in effect as of the date hereof.

“Company Financial Adviser” means Wells Fargo Securities, LLC.

“Company Governing Documents” means the Company Certificate of Incorporation and the Company Bylaws.

“Company Material Adverse Effect” means any event, circumstance, change, occurrence, state of facts, development or effect that, individually or in the aggregate, (i) is materially adverse to the business, condition (financial or otherwise), properties or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent or materially impair the ability of the Company to consummate the Merger; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect pursuant to clause (i) of this definition:  (A) any event, circumstance, change or effect resulting from or relating to (1) a change in general economic, political, regulatory, or financial market conditions, including interest or exchange rates, (2) a change generally affecting the industries and locations in which the Company and the Company Subsidiaries operate (including seasonal fluctuations) or general economic conditions that generally affect the industries in which the Company and the Company Subsidiaries operate, (3) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in applicable Laws (or any interpretations thereof), (4) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, (5) any acts of terrorism or war or any weather-related event, fire or natural disaster or any escalation thereof, or (6) the announcement of the execution of this Agreement or the pendency or consummation of the Transactions to the extent relating to the identity of Parent or any of its Affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its Affiliates (except with respect to the representations and warranties made by the Company in Section 3.5 and the condition with respect thereto in Section 7.2(a)), except that the matters set forth in clauses (1), (2), (3) and (5) hereof shall not be excluded from the definition of “Company Material Adverse Effect” or from being taken into account in determining whether a Company Material Adverse Effect has occurred if such matters have a disproportionately adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the retail storefront payday lending industry in the states in which the Company and the Company Subsidiaries currently operate or (B) any failure by the Company to meet any projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Company Common Stock (provided that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether there is a Company Material Adverse Effect).

“Company Stock Plan” means the Company 2004 Omnibus Stock Plan.

“Company Stock Rights” means the Company Options and Restricted Stock.

“Company Subsidiary” means each Person which is a direct or indirect Subsidiary of the Company.

“Confidentiality Agreement” means the Non-Disclosure and Confidentiality Agreement, dated September 26, 2011, between Parent and the Company, as amended hereby.

“Controlled Group Liability” means all liabilities (a) under Section 302 of ERISA, (b) under Title IV of ERISA, (c) under Section 412 or 4971 of the Code, in the case of clauses (a), (b) and (c), that are imposed on the Company or any Company Subsidiaries under or in respect of a Benefit Plan solely by reason of the treatment of the Company as a single employer with another Person as a result of the application of Sections 414(b), (c), (m) or (o) of the Code or by reason of the treatment of the Company as under common control with another Person as a result of the application of Section 4001(b) of ERISA, and (d) in respect of a multiemployer plan that are imposed on the Company on a so-called “controlled group” basis, including under Section 414 of the Code.

“Divestiture” means, with respect to any asset or business, any sale, lease, license, transfer, conveyance, separate holding, disposal, divestiture, disposition or other encumbrance or any agreement to do any of the foregoing with respect to such asset or business (including transfer of such asset or business to a trust).

“Enforceability Limitations” means (a) any bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar Laws in effect which affect the enforcement of creditors’ rights, and (b) general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing).

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law, including (a) any and all Environmental Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (b) any and all Environmental Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials.

“Environmental Law” means any Laws and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment or Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” means any Third Party from whom the Company or any of its Representatives receives an Acquisition Proposal prior to the Solicitation Period Termination Date that, on or before the Solicitation Period Termination Date, the Company Board of Directors or any committee thereof determines in good faith (after consultation with the Company Financial Advisor or another independent financial advisor of nationally recognized reputation and outside legal counsel) constitutes, or is reasonably likely to lead to, a Superior Proposal, and which Acquisition Proposal has not been rejected or withdrawn.

“Existing Credit Agreement” means the Credit Agreement, dated December 5, 2011, among the Company, the Guarantors (as defined therein), the Lenders (as defined therein) and Bank of America, N.A.

“Existing Credit Facility” means the facility under the Existing Credit Agreement, including any and all letters of credit issued and outstanding thereunder and all notes, security agreements and other documentation relating thereto.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, or any agency commission, instrumentality or authority thereof, or any court or arbitrator (public or private), in each case, whether foreign, federal, state, provincial, territorial, local or supernational.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, mold and radon gas; and (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “pollutants,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, without duplication: (i) any indebtedness or other obligation of the Company or any of the Company Subsidiaries for borrowed money, whether current, short-term or long-term and whether secured or unsecured; (ii) any indebtedness of the Company or any of the Company Subsidiaries evidenced by any note, bond, debenture or other security or similar instrument; (iii) any liabilities of the Company or any of the Company Subsidiaries with respect to interest rate or currency swaps, collars, caps and similar hedging obligations; (iv) any liabilities of the Company or any of the Company Subsidiaries for the deferred purchase price of property or other assets (including any “earn-out” or similar payments); (v) any liabilities of the Company or any of the Company Subsidiaries in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under applicable generally accepted accounting principles as capital leases; (vi) any liabilities of the Company or any of the Company Subsidiaries under any performance bond or letter of credit or any bank overdrafts and similar charges; (vii) any accrued interest, premiums, penalties and other obligations relating to the foregoing, including any pre-payment penalties, “breakage costs,” redemption fees, costs and expenses or premiums and other similar amounts; (viii) any obligation in respect of purchase money obligations for the acquisition of equipment and fixed assets, but in no event including ordinary course trade payables; (ix) any cash advances made to customers of the Company or any Company Subsidiary by any Person other than the Company or a Company Subsidiary to the extent the Company or any Company Subsidiary guarantees repayment, and (x) any indebtedness referred to in clauses (i) through (viii) above of any Person other than the Company or the Company Subsidiaries that is either guaranteed (including under any “keep well” or similar arrangement) by, or secured (including under any letter of credit, banker’s acceptance or similar credit transaction) by any Lien upon any property or asset owned by, the Company or any of the Company Subsidiaries.

“Intellectual Property” means all intellectual property, confidential information, and proprietary information, including (a) patents and patent applications and patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, trade dress, trade names, Internet domain names, assumed names and corporate names, together with the goodwill of the business associated with and symbolized by such trademarks, service marks, trade dress, trade names and corporate names, in each case whether or not registered; (c) published and unpublished works of authorship, whether copyrightable or not, including all statutory and common law copyrights associated therewith; (d) all registrations, applications, extensions, and renewals for any of the items listed in clauses (b) and (c); (e) trade secrets; (f) websites; (g) all computer programs, including operating systems, applications, routines, interfaces, all algorithms, whether in source code or object code; and (h) formulae; compositions; know how; research and development information; artwork and graphic design; manuscripts; drawings; specifications; lists of suppliers and service providers; pricing and cost information and records; test reports; manuals; financial, business, sales and marketing proposals, research, data, and plans; technical and computer data; databases; documentation; promotional materials and related information; and other intellectual property, confidential information and proprietary rights, in each case in any medium, including digital, and in any jurisdiction, together with all causes of action, judgments, settlements, claims and demands of any nature related thereto, including the right to prosecute any past infringements or other violations thereof.

“Key Employee” means any employee of the Company with annual base compensation in excess of $150,000.

“Knowledge” means, with respect to any matter in question, the actual knowledge, after making reasonable inquiry within the Party and its Subsidiaries, of the Chief Executive Officer, Chief Financial Officer, General Counsel, and Chief Compliance Officer (or persons performing the equivalent functions) of the Company or Parent, as the case may be.

“Laws” means any applicable law, statute, code, ordinance, rule, regulation, judgment, common law or Order of a Governmental Authority.

“Legal Proceeding” means any claim (including any counterclaim), action, suit, complaint, denial, mediation, arbitration, investigation, hearing, charge, indictment, inquiry, alternative dispute resolution action or any other civil, criminal, judicial, administrative or arbitral proceeding, in law or equity, whether or not by or before any Governmental Authority.

“Lien” means any (a) lien, preferential claim, deed of trust, mortgage, hypothecation, security interest, deposit, pledge, right of first offer or first refusal, charge, or encumbrance, and (b) with respect to any real property interest, in addition to the items described in clause (a), leases, options, restrictions on transfer, easement, or covenant that runs with the land.

“Multiemployer Plan” means any Benefit Plan which is a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“Named Executive Officers” means the Company’s Chief Executive Officer and Chief Financial Officer.

“NCP Guarantee” means the NCP Guaranty, dated as of December 14, 2007, by the Company to and for the benefit of NCP Finance Limited Partnership and related letters of credit.

“NYSE” means the New York Stock Exchange.

“Operating Permits” means all state- and federal-level Permits required for the Company together with the Company Subsidiaries to operate the payday lending business under and pursuant to applicable Law.

“Outside Date” means August 16, 2012, or such later date as determined pursuant to Section 8.1(b)(iii).

“Parent Material Adverse Effect” means any event, circumstance, change, occurrence, state of facts, development or effect that, individually or in the aggregate would prevent or materially impair the ability of Guarantor, Parent or Merger Sub to consummate the Merger.

“PBGC” shall mean the United States Pension Benefit Guaranty Corporation.

“Permits” means all permits, licenses, franchises, consents, approvals, authorizations, registrations, certificates, variances, waivers, orders and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Permitted Liens” means (a) Liens for Taxes not yet delinquent or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, consistently applied, and, to the extent reserved prior to the date thereof, reflected in the Financial Statements, (b) statutory Liens of landlords with respect to leased Company Real Property, none of which, individually or in the aggregate, materially detract from the value of the Company Real Property or interfere in any material respect with the present use of or occupancy of the affected Company Real Property by the Company or any of its Subsidiaries or the conduct of the business of the Company and its Subsidiaries as presently conducted, (c) inchoate Liens of carriers, warehousemen, mechanics, materialmen, repairmen and similar Liens incurred in the ordinary course of business consistent with past practice and not yet delinquent or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, consistently applied, and are, to the extent reserved prior to the date thereof, reflected in the Financial Statements, (d) zoning, entitlement, building and other land use Liens which are not violated by the current use of or occupancy of the Company Real Property, (e) other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, materially detract from the value of the Company Real Property or interfere in any material respect with the present use of or occupancy of, or the conduct of business as presently conducted on, the affected Company Real Property by the Company or any of its Subsidiaries, (f) Liens securing Indebtedness set forth on Section 3.2(d) of the Company Disclosure Schedule or liabilities that are reflected in the Financial Statements, (g) Liens (other than Liens created or imposed under ERISA) incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of money), and (h) normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, labor union, Governmental Authority, or other entity or organization.

“Qualifying SEC Documents” means (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and (ii) any Company SEC Document filed after December 31, 2010 that is filed with the SEC on the SEC’s EDGAR system.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, investment bankers, legal counsel, accountants and other agents.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“SOXA” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” means with respect to any person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the economic interest in, or a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (ii) such party or any other Subsidiary of such party is a general partner.

“Superior Proposal” means any bona fide (and following the Solicitation Period Termination Date, unsolicited (except, prior to the Go-Shop Period Termination Date, with respect to any Excluded Party)) and written Acquisition Proposal that the Company Board of Directors determines in good faith (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal, including the financing terms (and certainty of financing) thereof and the reasonable likelihood of consummation of such Acquisition Proposal, that if consummated, would result in a transaction that is more favorable to the Company Stockholders from a financial point of view than the Transactions; provided that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “more than 50%.”

“Tax” or “Taxes” means any (a) federal, state, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding or other tax, duty, assessment or similar charge (including all interest and penalties thereon and additions thereto) imposed by any Governmental Authority, and (b) liability for the payment of any amounts described in (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group, as a result of transferor or successor liability, or due pursuant to contract.

“Tax Claim” means any audit, investigation, litigation or other proceeding conducted by or with any Governmental Authority with respect to Taxes.

“Tax Return” means any return, report, certificate, form, or similar statement or document or other communication (including the attached schedules, supplements and additional or supporting material) required or permitted to be supplied to, or filed with, a Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax (and including any amendments with respect thereto).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 9.6.                                   Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
2012 Double Trigger Company Option	2.4(b)
2012 Double Trigger Option Consideration	2.4(b)
2012 Double Trigger Restricted Stock	2.4(d)
Acquisition Proposal	8.3(b)
Affected Employees	6.11(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Balance Sheet Date	3.8(a)
Base Premium	6.7(c)
Benefit Plans	3.11(a)
Certificate of Merger	1.2
Certificates	2.2(b)
Closing	1.3
Closing Date	1.3
Common Stock	3.2(a)
Company	Preamble
Company Board of Directors	Recitals
Company Change in Recommendation	5.3(a)
Company Disclosure Schedule	Lead in to Article III
Company Governmental Filings	3.5
Company Intellectual Property	3.15(a)
Company Leases	3.14(b)
Company Material Contract	3.13(a)

Term	Section
Company Material Leases	3.14(b)
Company Material Order	3.10
Company Options	2.4(a)
Company Real Property	3.14(b)
Company Recommendation	3.4
Company SEC Documents	3.6(a)
Company Stockholder Approval	3.24
Company Stockholders	Recitals
Company Termination Fee	8.3(b)
Company-owned Intellectual Property	3.15(b)
Covered Persons	6.7(a)
D&O Insurance	6.7(c)
DGCL	Recitals
Disclosure Schedules	IV
Dissenters Provisions	2.3(a)
Dissenting Shares	2.3(a)
DOL	3.11(b)
Effective Time	1.2
EPL Insurance	6.7(c)
Equity Interests	3.2(a)
Fiduciary Insurance	6.7(c)
Financial Statements	3.6(a)
Foreign Plan	3.11(k)
GAAP	3.6(a)
Go-Shop Company Termination Fee	8.3(b)
Go-Shop Period Termination Date	5.2(c)
Guarantor	Recitals
Indemnification Agreement	6.7(a)
Intervening Event	5.3(b)
IRS	3.11(b)
Licensed Intellectual Property	3.15(b)
Location	3.14(b)
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	2.1
Option Consideration	2.4(a)
Order	3.10
Owned Real Property	3.14(b)
Parent	Preamble
Parent Benefit Plan	6.11(c)
Parent Disclosure Schedule	IV
Parent Expenses	8.3(b)
Parties	Preamble
Party	Preamble

Term	Section
Paying Agent	2.2(a)
Payoff Letter	6.14
Personal Information	3.26
Preferred Stock	3.2(a)
Privacy Policy	3.26
Proxy Statement	6.1(a)
Restricted Stock	2.4(c)
Section 16	6.9
Section 203	3.23
Share	Recitals
Single Trigger Company Option	2.4(a)
Single Trigger Option Consideration	2.4(a)
Single Trigger Restricted Stock	2.4(c)
Solicitation Period Termination Date	Section 5.2(a)
Special Meeting	6.1(e)
Surviving Corporation	1.1(a)
Third Party	5.2(c)
Transactions	Recitals
WARN	3.16(d)

Section 9.7.                                   Interpretation; Disclosure Schedules.

(a)                                  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  For purposes of this Agreement, (i) the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation” or “but not limited to,” (ii) the word “or” is not exclusive and is used in the inclusive sense of “and/or,” and (iii) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole.  All references to this Agreement shall be deemed to include references to the “plan of merger” contained herein (as such term is used in the DGCL).  Unless otherwise specified, all references herein to “dollar” or “$” shall be references to United States dollars.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.  The terms “made available” or “provided,” when referring to information, documents, projections, forecasts or other material made available to Parent or Merger Sub, mean that such information, documents, projections, forecasts or other material have been placed in the electronic “data room” in connection with the Transactions, otherwise provided to Parent or its Representatives or made available to Parent or its Representatives at the offices of the Company located at 135 North Church Street, Spartanburg, South Carolina 29306 as described on Section 9.7(a) of the Company Disclosure Schedule.  References herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder, except where the reference to Law speaks as of a date certain or references the effect of a change in Law.  Whenever this Agreement requires a

Company Subsidiary to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Company Subsidiary to take such action.

(b)                                 The Parties acknowledge and agree that (i) each Disclosure Schedule may include certain items and information solely for informational purposes for the convenience of the Party to which such Disclosure Schedule is delivered pursuant to this Agreement, and (ii) the disclosure by the Company, on the one hand, and Parent and Merger Sub on the other hand, of any matter in its Disclosure Schedule shall not be deemed to constitute an acknowledgment by the Company or Parent and Merger Sub, as applicable, that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.  Each disclosure set forth in the Disclosure Schedules is identified by reference to, or has been grouped under a heading referring to a specific section of this Agreement.  Notwithstanding the foregoing, if the Company or Parent and Merger Sub disclose in any section or schedule of its Disclosure Schedule an item or information in such a way as to make its relevance to the disclosure required by another section or schedule thereof readily apparent, then the matter shall be deemed to have been disclosed in such other section or schedule, notwithstanding the omission of an appropriate cross-reference to such other section or schedule.

Section 9.8.                                   Counterparts.  This Agreement may be executed manually or by facsimile (or other electronically scanned and transmitted means) by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.  Facsimile or portable document format (PDF) signatures shall be treated as original signatures for all purposes hereunder.

Section 9.9.                                   No Reliance. The Company’s representations and warranties in Article III are the product of negotiations among the Parties and are solely for the benefit of Parent and Merger Sub.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto pursuant to Section 9.16 and are qualified by the Confidentiality Agreement containing non-public information.  Consequently, the Company’s representations and warranties in Article III may not be relied upon by Persons other than the Parties hereto as characterizations of actual facts or circumstances as of the date hereof or as of any other date, and such representations and warranties may not be relied upon by the Company’s stockholders in making the decision to approve and authorize this Agreement and the transactions expressly contemplated by this Agreement.  This Agreement may only be enforced by Parent and Merger Sub.

Section 9.10.                             Entire Agreement.  This Agreement, the Confidentiality Agreement, the exhibits to this Agreement, the Company Disclosure Schedule and any documents delivered by the Parties in connection herewith constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect thereto.

Section 9.11.                             Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.12.                             Governing Law; Jurisdiction.

(a)                                  Except as required by the mandatory provisions of the DGCL, this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state.

(b)                                 Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Delaware State court, or, if no such state court has proper jurisdiction, the Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, if no such state court has proper jurisdiction, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court.  Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.4.  Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by law.

Section 9.13.                             Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.13.

Section 9.14.                             Assignment; Benefit.  This Agreement shall not be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (i) the provisions of Section 6.7 hereof which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, (ii) at the Effective Time, the rights of the holders of Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (iii) at the Effective Time, the rights of the holders of the Company Options to receive payments contemplated by the applicable provisions of Section 2.4(a) in accordance with the terms and conditions of this Agreement, (iv) subject to the proviso at the end of Section 8.2, the right of the Company, on behalf of the holders of equity interests in the Company, to pursue damages in the event of a failure by Parent or Merger Sub to consummate the Transactions, which right is hereby acknowledged and agreed by Parent and Merger Sub and (v) Section 9.12, Section 9.13, this Section 9.14 and the last sentence of Section 9.15 (which, in each case, will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein).

Section 9.15.                             Specific Performance; Remedies.  The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware or any Federal court sitting in the State of Delaware, without proof of actual damages, and to waive any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement), other than as limited hereunder.  The Parties hereto further agree that (i) by seeking the remedies provided for in this Section 9.15, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.15 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.15 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.15 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.15 or anything set forth in this Section 9.15 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 9.16.                             Extension; Waiver.  At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, to the extent permitted under applicable Laws, (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered under this Agreement or, (c) waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a Party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ADVANCE AMERICA, CASH ADVANCE CENTERS, INC.

By:	/s/ J. Patrick O’Shaughnessy
Name:	J. Patrick O’Shaughnessy
Title:	President and Chief Executive Officer

EAGLE U.S. SUB, INC.

By:	/s/ Rodrigo Pliego
Name:	Rodrigo Pliego
Title:	President

By:	/s/ Gabriel Roqueñí
Name:	Gabriel Roqueñí
Title:	Secretary

EAGLE U.S. MERGER SUB, INC.

By:	/s/ Rodrigo Pliego
Name:	Rodrigo Pliego
Title:	President

By:	/s/ Gabriel Roqueñí
Name:	Gabriel Roqueñí
Title:	Secretary

Signature Page to Agreement and Plan of Merger